Filed pursuant to Rule 424(b)(3)
Registration No. 333-197767

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 13, 2015
TO THE PROSPECTUS DATED SEPTEMBER 16, 2015

        This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated September 16, 2015 (the "Prospectus"). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

        The purpose of this Supplement is to disclose:

  •
  the status of the offering;

  •
  updated suitability standards for our offering applicable to Massachusetts and Nebraska investors;

  •
  information about our acquisition of real property;

  •
  information about our borrowings under a new mortgage note;

  •
  amendments to the Class E Share Redemption Program;

  •
  the commencement of a self-tender offer for our Class E shares of common stock;

  •
  revised language regarding our goals for liquidity with respect to our Class E stockholders;

  •
  updated information with respect to our real properties and real estate-related debt and securities;

  •
  updated selected information regarding our operations;

  •
  updated information regarding our capitalization;

  •
  updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

  •
  "Management's Discussion and Analysis of Financial Condition and Results of Operations" similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2015, which includes the components of our net asset value ("NAV") calculation as of September 30, 2015;

  •
  updated certain historical NAV information;

  •
  updated quantitative and qualitative disclosures about market risk;

  •
  updated experts information; and

  •
  our consolidated financial statements and the notes thereto as of and for the period ended September 30, 2015.

Status of the Offering

        As of November 6, 2015, we had raised gross proceeds of approximately $7.8 million from the sale of approximately 1.1 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $1.2 million. As of November 6, 2015, approximately $992.2 million in shares remained available for sale pursuant to this offering, including approximately $248.8 million in shares available for sale through our distribution reinvestment plan.

Suitability Standards

        The following disclosure amends the "Suitability Standards" section of the Prospectus and all similar disclosure in the Prospectus.

        Massachusetts—In addition to our suitability requirements, Massachusetts investors may not invest more than 10% of their liquid net worth in us and other direct participation programs.

        Nebraska—In addition to our suitability requirements, Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) to 10% of such investor's net worth (exclusive of home, home furnishings, and automobiles). An investment by a Nebraska investor who is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.

Acquisition of Real Property

        On October 8, 2015, we acquired a retail property in Chester Springs, NJ comprising approximately 223,000 net rentable square feet from an unaffiliated third party, for a gross purchase price of approximately $53.8 million. At acquisition, the property was approximately 95% leased to 34 tenants. We acquired the property using existing cash and proceeds from our Revolving Credit Facility.

Borrowing Under Mortgage Note

        On November 5, 2015, we received proceeds from a new mortgage note borrowing of approximately $70.0 million bearing interest at a fixed rate of 3.80%, which matures in November 2025 and is non-amortizing. The mortgage note is secured by a retail property in the Washington, DC market.

Amendments to the Class E Share Redemption Program

        The following disclosure amends the "Description of Capital Stock—Class E Share Redemption Program" section of the Prospectus and all similar disclosure in the Prospectus.

        On November 12, 2015, the Company's board of directors approved an Amended and Restated Class E Share Redemption Program (the "Amended Class E SRP"). Under the Amended Class E SRP, we have eliminated the one-year holding requirement and redemptions are only available with respect to unclassified or "Class E" shares of common stock in the event of the death or disability of a stockholder subject to the following limitation: unless approved by the board of directors, we will not make, during any consecutive twelve-month period, redemptions in the event of the death or disability of a stockholder that exceed five percent of the number of Class E shares of common stock outstanding at the beginning of such twelve-month period. Ordinary redemptions are no longer available under the Amended Class E SRP. All requests for redemption must be made in writing and received by us prior to the end of the applicable quarter and redemptions with respect to any calendar quarter will be effected on the 20th day following such calendar quarter (or, if not a business day, on the next business day) at a price equal to the net asset value ("NAV") per share on the redemption date. If the board of directors decides to materially amend, suspend or terminate the Amended Class E SRP, we will provide stockholders with no less than 30 days written notice (relative to the redemption date). The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the stockholders. The Amended Class E SRP will be effective on December 12, 2015 and apply with respect to the fourth quarter of 2015.

Commencement of a Self-Tender Offer for our Class E Shares of Common Stock

        On November 12, 2015, we commenced a self-tender offer to purchase for cash up to $20 million of our Class E shares, subject to our ability to increase the number of shares accepted for payment in the offer by up to but not more than 2% of the Company's outstanding Class E shares (resulting in a commensurate increase in the dollar volume by up to approximately $20.7 million) without amending or extending the offer in accordance with rules promulgated by the Commission, at a purchase price of $7.39 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2015, and in the related Letter of Transmittal, filed with the Commission on Schedule TO on November 12, 2015 and available at www.sec.gov. Unless extended or withdrawn, the offer will expire at 5:00 p.m. Central Time, on Wednesday, December 23, 2015.

        The purchase of Class E shares pursuant to the offer will have the following effects:

  •
  Depending on how many shares are purchased, the offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the offer with borrowings.

  •
  If the purchase price is lower than our NAV, the purchases of shares pursuant to the offer may have a slightly positive impact to our NAV for remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders, which may result in a slight increase to the performance-based advisory fee that is paid to our Advisor.

  •
  Purchases of shares pursuant to the offer will increase the proportionate interest of stockholders that do not tender their shares.

  •
  Class E stockholders who tender all of their shares will give up the opportunity to participate in any potential future benefits from owning shares, including the right to receive any future dividends or distributions that we may pay.

        Because there will be fewer outstanding Class E shares, we anticipate that the base management fees paid to our Advisor will decrease.

Liquidity Goals with Respect to Class E Stockholders

        The following disclosure amends the second paragraph of the "Description of Capital Stock—Liquidity Events" section of the Prospectus and all similar disclosure in the Prospectus.

        With respect to liquidity for our Class E stockholders, our goal is to raise sufficient proceeds in this offering so as to be able to accommodate those holders of Class E shares who would like us to redeem their shares. Although no assurances can be made, our board of directors currently intends to make liquidity available to Class E stockholders in an amount that, during any consecutive twelve month period, is at least equal to five percent of the number of Class E Shares outstanding at the beginning of such twelve-month period, regardless of whether such liquidity will be made available through the Class E SRP or a tender offer, and excluding liquidity made available in the event of the death or disability of a stockholder through the Class E share redemption program. The board of directors will evaluate each quarter whether to make such liquidity available to Class E stockholders through a share redemption program or through a tender offer process. However, if we are not successful over time in generating liquidity to holders of our Class E shares through the Class E share redemption program or one or more tender offers, or if we cannot provide sufficient liquidity due to the volume limitations of the Class E share redemption program, we may explore additional liquidity strategies for our Class E stockholders. There can be no assurances that we will be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

 INVESTMENTS IN REAL PROPERTIES AND REAL ESTATE-RELATED DEBT AND SECURITIES

        Our long-term investment strategy includes diversification across multiple dimensions, including investment type (i.e. real properties and real estate-related debt and securities), property type (e.g. office, industrial, retail, etc.) and geography. We believe that a diversified investment portfolio may potentially offer investors significant benefits for a given level of risk relative to a more concentrated invested portfolio. However, we cannot assure you that we will attain our long-term investment objectives. Over time, we expect our portfolio allocations to become more consistent with our long-term diversification strategy. The following series of charts illustrates our investment portfolio allocations as of September 30, 2015.

        Our investment portfolio was comprised of approximately 99% real property investments and approximately 1% debt related investments, based on fair value, as of September 30, 2015. The chart below describes the diversification of our investment portfolio (including debt related investments) across real property type. Percentages in the chart correspond to the fair value as of September 30, 2015.

        Through our investments in real property and debt related investments, we also seek diversification across multiple geographic regions primarily located in the United States. The chart below shows the current allocations of our more significant real property investments across geographic regions within the continental United States. Percentages in the chart correspond to our fair value as of September 30, 2015. As of September 30, 2015, our real property investments were geographically diversified across 20 markets. Our debt related investments are located in three additional markets resulting in a combined portfolio allocation across 23 markets.

Real Properties

        The following table describes our operating properties as of September 30, 2015, by market (dollar amounts and square footage amounts in thousands).

Market	Number of Properties	Gross Investment Amount	% of Gross Investment Amount	Net Rentable Square Feet	% of Total Net Rentable Square Feet	% Leased(1)	Secured Indebtedness(2)
Office Properties:
Washington, DC	3	$282,800	12.4%	878	9.0%	78.4%	$45,224
Northern New Jersey	1	224,320	9.9%	594	6.1%	100.0%	108,188
Austin, TX	3	152,544	6.7%	585	6.0%	98.2%	—
East Bay, CA	1	145,290	6.4%	405	4.1%	100.0%	—
San Francisco, CA	1	120,024	5.3%	264	2.7%	91.6%	56,359
Denver, CO	1	81,387	3.6%	257	2.6%	92.5%	—
Silicon Valley, CA	2	62,760	2.8%	196	2.0%	94.0%	30,371
Princeton, NJ	1	51,233	2.3%	167	1.7%	100.0%	—
South Florida	1	45,981	2.0%	253	2.6%	94.4%	—
Chicago, IL	2	43,337	1.9%	307	3.1%	75.7%	29,280
Philadelphia, PA	1	42,591	1.9%	173	1.8%	83.0%	24,000
Dallas, TX	1	35,771	1.6%	155	1.6%	91.1%	—
Minneapolis/St Paul, MN	1	29,514	1.3%	107	1.1%	100.0%	—
Fayetteville, AR	1	11,695	0.5%	63	0.6%	100.0%	—

Total/Weighted Average	20	1,329,247	58.6%	4,404	45.0%	91.3%	293,422
Total Office: 20 properties, 14 markets with average annual rent of $29.10 per sq. ft.
Industrial Properties:
Dallas, TX	1	35,746	1.6%	446	4.6%	35.1%	22,700
Central Kentucky	1	28,296	1.2%	727	7.4%	100.0%	—
Louisville, KY	4	27,119	1.2%	736	7.5%	67.1%	8,052

Total/Weighted Average	6	91,161	4.0%	1,909	19.5%	72.2%	30,752
Total Industrial: six properties, three markets with average annual rent of $3.53 per sq. ft.
Retail Properties:
Greater Boston	27	547,750	24.0%	2,291	23.6%	93.7%	94,321
Philadelphia, PA	1	105,100	4.6%	426	4.4%	99.1%	67,800
Washington, DC	1	62,515	2.8%	233	2.4%	98.4%	—
Raleigh, NC	1	45,509	2.0%	142	1.5%	100.0%	26,200
South Florida	1	37,898	1.7%	124	1.3%	100.0%	10,909
San Antonio, TX	1	32,072	1.4%	161	1.6%	98.3%	21,500
Jacksonville, FL	1	19,494	0.9%	73	0.7%	65.9%	—

Total/Weighted Average	33	850,338	37.4%	3,450	35.5%	94.8%	220,730
Total Retail: 33 properties, seven markets with average annual rent of $16.77 per sq. ft.

Grand Total/Weighted Average	59	$2,270,746	100.0%	9,763	100.0%	88.8%	$544,904

(1)
Based on executed leases as of September 30, 2015.

(2)
Secured indebtedness represents the principal balance outstanding and does not include our mark-to-market adjustment on debt or GAAP principal amortization on our troubled debt restructuring.

Third Party Purchase Option

        As of September 30, 2015, one of our office properties located in the Washington, DC market, "Colshire," is subject to an option held by the tenant with an exercise price that we estimate to be approximately $158.4 million and an exercise date in March 2016. Our cost basis in Colshire was $179.1 million as of September 30, 2015, and the net operating income for the property for the nine months ended September 30, 2015 was $11.2 million. For a discussion of net operating income and a reconciliation to GAAP, see the "Investments in Real Properties and Real Estate-Related Debt and Securities—Net Operating Income" section of the Prospectus.

Net Operating Income

        The following table illustrates the historic net operating income derived from our investments in real properties that were classified as continuing operations by property type for the nine months ended September 30, 2015 and the year ended December 31, 2014 (amounts in thousands).

	For the Nine Months Ended September 30, 2015				For the Year Ended December 31, 2014
	Office	Industrial	Retail	Total	Office	Industrial	Retail	Total
Rental Revenue(1)	$102,631	$7,147	$53,530	$163,308	$139,245	$23,307	$61,649	$224,201
Rental Expenses	(28,575)	(1,491)	(13,346)	(43,412)	(34,712)	(2,527)	(13,758)	(50,997)

Net Operating Income	$74,056	$5,656	$40,184	$119,896	$104,533	$20,780	$47,891	$173,204

(1)
Rental revenues include adjustments as defined by GAAP such as straight-line rent adjustments and above and below market rent amortization. In addition, rental revenues include percentage rents, operating expense reimbursements and other miscellaneous items.

        We consider net operating income, or NOI, to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as gains on the disposition of securities, other-than-temporary impairment, losses related to provisions for losses on debt related investments, gains or losses on derivatives, acquisition related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

        The following table is a reconciliation of our NOI to our reported net income attributable to common stockholders for the nine months ended September 30, 2015 and the year ended December 31, 2014 (amounts in thousands).

	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Net operating income	$119,896	$173,204
Debt related investment income	5,594	7,396
Interest and other income	1,500	1,168
Real estate depreciation and amortization expense	(61,404)	(88,994)
General and administrative expenses	(8,157)	(11,108)
Advisory fees, related party	(13,021)	(15,919)
Acquisition-related expenses net of other losses	(1,259)	(1,205)
Impairment of real estate property	(8,124)	(9,500)
Interest expense	(36,208)	(61,903)
Loss on extinguishment of debt and financing commitments	(1,168)	(63)
Gain on sale of real property	133,234	10,914
Discontinued operations	—	30,004
Net income attributable to noncontrolling interests	(7,358)	(4,802)

Net income attributable to common stockholders	$123,525	$29,192

        Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for terms ranging from three to ten years. As of September 30, 2015, the weighted average remaining term of our leases was approximately 6.8 years, based on contractual remaining base rent, 4.2 years, based on annualized base rent, and 4.5 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of September 30, 2015 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands).

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent(1)%		Square Feet	%
2015(2)	44	$1,996	1.2%	132	1.5%
2016	80	20,715	11.7%	821	9.5%
2017	82	42,434	24.0%	1,376	15.9%
2018	105	13,097	7.4%	617	7.1%
2019	96	24,093	13.6%	1,204	13.8%
2020	100	22,302	12.6%	1,088	12.6%
2021	41	14,929	8.5%	1,532	17.7%
2022	27	9,272	5.2%	529	6.1%
2023	21	14,310	8.1%	585	6.8%
2024	18	4,325	2.4%	295	3.4%
Thereafter	31	9,174	5.3%	482	5.6%

Total	645	$176,647	100.0%	8,661	100.0%

(1)
Annualized base rent represents the annualized monthly base rent of leases in place as of September 30, 2015.

(2)
Represents the number of leases expiring and annualized base rent for the remainder of 2015. Includes eight leases with annualized base rent of approximately $110,000 that are on a month-to-month basis.

        The following table describes our top ten tenants based on annualized base rent and their industry sectors as of September 30, 2015 (dollar and square footage amounts in thousands).

	Tenant	Locations	Industry Sector	Annualized Base Rent(1)	% of Total Annualized Base Rent	Square Feet	% of Occupied Square Feet
1	Charles Schwab & Co., Inc.	1	Securities, Commodities, Fin. Inv./Rel. Activities	$23,223	13.2%	594	6.9%
2	Sybase	1	Publishing Information (except Internet)	17,971	10.2%	405	4.7%
3	Northrop Grumman	1	Professional, Scientific and Technical Services	15,901	9.1%	575	6.6%
4	Stop & Shop	16	Food and Beverage Stores	14,983	8.5%	911	10.5%
5	Novo Nordisk	1	Chemical Manufacturing	4,536	2.6%	167	1.9%
6	Seton Health Care	1	Hospitals	4,339	2.5%	156	1.8%
7	Shaw's Supermarket	4	Food and Beverage Stores	3,944	2.2%	240	2.8%
8	I.A.M. National Pension Fund	1	Funds, Trusts and Other Financial Vehicles	3,023	1.7%	63	0.7%
9	Apple, Inc.	2	Computer and Electronic Product Manufacturing	2,963	1.7%	147	1.7%
10	TJX Companies	6	Clothing and Clothing Accessories Stores	2,608	1.5%	272	3.1%

	Total	34		$93,491	53.2%	3,530	40.7%

(1)
Annualized base rent represents the annualized monthly base rent of executed leases as of September 30, 2015.

        The following table describes our top ten industry sectors as of September 30, 2015 (dollar and square footage amounts in thousands).

Industry Sector	Number of Leases	Annualized Base Rent(1)	% of Annualized Base Rent	Occupied Square Feet	% of Occupied Square Feet
Professional, Scientific and Technical Services	106	$28,662	16.2%	1,141	13.2%
Securities, Commodity Contracts, and Other Financial Investments and Related Activities	26	25,590	14.5%	675	7.8%
Food and Beverage Stores	36	23,137	13.1%	1,541	17.8%
Publishing Information (except Internet)	3	18,312	10.4%	413	4.8%
Computer and Electronic Product Manufacturing	9	7,703	4.4%	477	5.5%
Clothing and Clothing Accessories Stores	26	5,892	3.3%	396	4.6%
Chemical Manufacturing	3	5,403	3.1%	461	5.3%
Food Services and Drinking Places	65	4,999	2.8%	183	2.1%
Ambulatory Health Care Services	51	4,635	2.6%	179	2.1%
Credit Intermediation and Related Activities	32	4,374	2.5%	145	1.7%
All Others(2)	288	47,940	27.1%	3,050	35.1%

Total	645	$176,647	100.0%	8,661	100.0%

(1)
Annualized base rent represents the annualized monthly base rent of executed leases as of September 30, 2015.

(2)
Other industry sectors include 45 additional sectors as of September 30, 2015.

Debt Related Investments

        As of September 30, 2015, we had invested in five debt related investments structured as mortgage notes, collateralized by retail and office properties located in the following markets: Denver, CO; Central, PA; Tampa, FL; and Colorado Springs, CO. As of September 30, 2015, the carrying value of our debt related investments was approximately $27.8 million, which includes (i) unpaid principal balances and (ii) unamortized discounts, premiums and deferred charges. The weighted average yield of our debt related investments as of September 30, 2015 was 5.8%, which is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment. The weighted average remaining contractual loan term of our debt related investments as of September 30, 2015 was 2.9 years. Subsequent to September 30, 2015, we received full repayment of one of our debt related investments, with an outstanding principal balance of approximately $8.9 million as of September 30, 2015.

Borrowings

        The following table describes our borrowings as of September 30, 2015 (dollar amounts in thousands).

	Weighted Average Stated Interest Rate	Outstanding Balance(1)	Gross Investment Amount Securing Borrowings(2)
Fixed rate mortgages	5.9%	$535,967	$1,026,446
Floating rate mortgage(3)	3.2%	7,980	16,459

Total secured borrowings	5.8%	543,947	1,042,905
Line of credit(4)	2.0%	109,000	N/A
Term loans(5)	2.6%	350,000	N/A

Total unsecured borrowings	2.4%	459,000	N/A

Total borrowings	4.3%	$1,002,947	N/A

(1)
Amounts presented are net of (i) unamortized premiums to the face value of our outstanding fixed-rate mortgages of $1.9 million as of September 30, 2015, and (ii) GAAP principal amortization related to troubled debt restructurings of $2.9 million as of September 30, 2015.

(2)
"Gross Investment Amount" as used here and throughout this document represents the allocated gross basis of real property and debt related investments, after certain adjustments. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities, (ii) excludes accumulated depreciation and amortization, and (iii) includes the impact of impairments. Amounts reported for debt related investments represent our net accounting basis of the debt related investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums, and deferred charges, and (iii) allowances for loan loss.

(3)
As of September 30, 2015, our one floating-rate mortgage note was subject to an interest rate spread of 3.00% over one-month LIBOR.

(4)
As of September 30, 2015, borrowings under our line of credit were subject to interest at a floating rate of 1.40% over one-month LIBOR. However, as of September 30, 2015, we had effectively fixed the interest rate of approximately $33.7 million of the total of $109.0 million in borrowings using interest rate swaps at 2.84%, resulting in a weighted average interest rate on the total line of credit of 1.99%.

(5)
As of September 30, 2015, borrowings under our term loans were subject to interest at weighted average floating rates of 1.52% over one-month LIBOR, which we had effectively fixed using interest rate swaps at 2.57% as of September 30, 2015.

        The following table reflects our contractual debt maturities as of September 30, 2015, specifically our obligations under our mortgage notes and unsecured borrowings (dollar amounts in thousands).

	As of September 30, 2015
	Mortgage Notes		Unsecured Borrowings
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance	Number of Borrowings Maturing	Outstanding Balance(1)	Total Outstanding Principal Balance(2)
2015	—	$2,823	—	$—	$2,823
2016	11	309,913	—	—	309,913
2017	6	206,659	—	—	206,659
2018	—	1,761	1	150,000	151,761
2019	—	1,868	1	109,000	110,868
2020	—	1,982	—	—	1,982
2021	1	10,825	—	—	10,825
2022	1	1,663	1	200,000	201,663
2023	—	978	—	—	978
2024	—	1,034	—	—	1,034
Thereafter	2	5,397	—	—	5,397

Total	21	$544,903	3	$459,000	$1,003,903

(1)
Unsecured borrowings presented include (i) borrowings of $150.0 million under the $150 Million Term Loan (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Transactions During the Nine Months Ended September 30, 2015—Financing Activity—Recast of Credit Facility"), which are scheduled to mature in 2018, subject to two one-year extension options, (ii) borrowings under the Revolving Credit Facility (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Transactions During the Nine Months Ended September 30, 2015—Financing Activity—Recast of Credit Facility") of $109.0 million, which are scheduled to mature in 2019, subject to a one-year extension option, and (iii) borrowings of $200.0 million under the $200 Million Term Loan (as defined below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Transactions During the Nine Months Ended September 30, 2015—Financing Activity—Recast of Credit Facility"), which are scheduled to mature in 2022 with no extension options.

(2)
Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include the GAAP principal amortization of our restructured mortgage note of approximately $2.9 million that does not reduce the contractual amount due of the related mortgage note as of September 30, 2015, partially offset by the mark-to-market premium on assumed debt of $1.9 million as of September 30, 2015.

 SELECTED INFORMATION REGARDING OUR OPERATIONS

Selected Financial Data

        The following table presents selected historical consolidated financial information for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 and for the nine months ended September 30, 2015 and 2014; and balance sheet information as of December 31, 2014, 2013, 2012, 2011 and 2010 and as of September 30, 2015 and 2014. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (a) for the year ended December 31, 2014, which are included in our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference into the Prospectus, and (b) for the nine months ended September 30, 2015, which are included in this Supplement. The amounts in the table are in thousands except per share data.

	As of or For the Nine Months Ended September 30,		As of or For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010(1)
Statement of Operations Data:
Total revenue(2)	$168,902	$172,504	$231,597	$217,777	$216,325	$218,857	$180,523
Total operating expenses, excluding acquisition-related expenses and gains and losses on real property, debt related investments, and real estate securities	(125,994)	(124,293)	(167,018)	(155,740)	(156,550)	(162,885)	(130,305)
Acquisition-related expenses net of other gains	(1,259)	(962)	(1,205)	(536)	(325)	(610)	(18,185)
Impairments and provisions for loss on real property, real estate-related debt investments and real estate securities(3)	(8,124)	(9,500)	(9,500)	(2,600)	—	(26,406)	(6,665)
Gain on sale of real property(4)	133,234	6,462	10,914	—	—	—	—
Interest expense	(36,208)	(46,549)	(61,903)	(65,325)	(69,844)	(74,406)	(61,324)
Income (loss) from continuing operations(5)	130,883	(1,713)	3,990	(9,084)	(14,961)	(43,056)	4,150
Discontinued operations(6)	—	30,005	30,004	65,554	(7,410)	(21,510)	(26,557)
Net income (loss)	130,883	28,292	33,994	56,470	(22,371)	(64,566)	(22,407)
Net (loss) income attributable to noncontrolling interests	(7,358)	(4,405)	(4,802)	(4,002)	110	6,886	1,705
Net income (loss) attributable to common stockholders	$123,525	$23,887	$29,192	$52,468	$(22,261)	$(57,680)	$(20,702)
Comprehensive (Loss) Income Data:
Net income (loss)	$130,883	$28,292	$33,994	$56,470	$(22,371)	$(64,566)	$(22,407)
Net unrealized change from available-for-sale securities	—	(211)	(211)	—	(1,426)	1,260	(28,864)
Net unrealized change from cash flow hedging derivatives	(5,251)	1,389	721	4,975	3,963	2,837	2,499
Total other comprehensive (loss) income	(5,251)	1,178	510	4,975	2,537	4,097	(26,365)
Comprehensive income (loss)	$125,632	$29,470	$34,504	$61,445	$(19,834)	$(60,469)	$(48,772)
Per Share Data:
Net income (loss) per basic and diluted common share:
Continuing operations	$0.69	$(0.01)	$0.02	$(0.05)	$(0.08)	$(0.22)	$0.02
Discontinued operations	$—	$0.14	$0.14	$0.34	$(0.04)	$(0.09)	$(0.13)
Common Stock Distributions
Common stock distributions declared	$48,265	$46,558	$62,236	$62,330	$84,259	$105,704	$110,430
Weighted average common stock distributions declared per share	$0.2688	$0.2620	$0.3492	$0.3499	$0.4625	$0.5750	$0.6000
Other Information:
Weighted average number of common shares outstanding:
Basic	179,168	177,717	178,273	178,196	181,982	183,813	184,215
Diluted	192,020	190,605	190,991	191,932	197,244	197,377	193,773
Number of common shares outstanding at end of period	165,043	178,729	178,400	176,007	178,128	182,331	182,717
Number of diluted shares outstanding at end of period	177,909	190,967	190,547	189,278	192,303	198,529	195,529
Balance Sheet Data:
Real estate, before accumulated depreciation(7)	$2,270,746	$2,450,058	$2,472,926	$2,570,480	$2,819,550	$2,724,684	$2,858,307
Total assets	$1,890,820	$2,148,173	$2,148,133	$2,305,409	$2,659,254	$2,670,419	$2,999,207
Total debt obligations(8)	$1,002,947	$1,188,730	$1,198,267	$1,323,472	$1,619,452	$1,481,503	$1,592,780
Total liabilities	$1,145,725	$1,368,932	$1,384,153	$1,500,398	$1,817,727	$1,671,150	$1,842,233
Cash Flow Data:
Net cash provided by operating activities	$77,901	$62,866	$87,229	$86,589	$94,487	$94,342	$50,200
Net cash provided by (used in) investing activities	$167,681	$22,622	$(15,102)	$72,847	$(39,465)	$89,457	$(1,297,007)
Net cash (used in) provided by financing activities	$(244,857)	$(82,452)	$(82,444)	$(171,530)	$(146,597)	$(138,911)	$815,580
Supplemental Information
FFO attributable to common stockholders(5)(9)	$62,303	$63,131	$85,246	$85,216	$82,851	$65,237	$83,728
Company-defined FFO attributable to common stockholders(9)	$64,569	$64,088	$86,430	$88,044	$88,402	$90,680	$76,686

(1)
In June 2010, we completed the purchase of a portfolio of 32 office and industrial properties for a total purchase price of approximately $1.4 billion, effectively doubling the value and size of our real property portfolio. Related to this purchase, we incurred incremental borrowings of approximately $858.6 million and acquisition costs of $18.2 million.

(2)
Includes equity-in-earnings from an unconsolidated joint venture of approximately $941,000 for the year ended December 31, 2010.

(3)
Impairments and provisions for loss on real property, real estate-related debt investments and real estate securities include (i) real property impairment of $8.1 million, $9.5 million and $2.6 million during the nine months ended September 30, 2015, and the years ended December 31, 2014 and 2013, respectively, (ii) provisions for loan loss, net of reversals, of $23.0 million and $1.3 million during 2011 and 2010, respectively, and (iii) other than temporary impairment on securities of $3.4 million and $5.4 million during 2011 and 2010, respectively. Real property impairment losses of $5.7 million and $23.5 million recorded during the years ended December 31, 2012 and 2011, respectively, relate to properties that we have disposed of and are included within discontinued operations.

(4)
Beginning with the year ended December 31, 2014, as the result of adopting new accounting guidance, we present the aggregate net gains related to disposals of properties that are not classified as discontinued operations within continuing operations. See "Discontinued Operations" in Note 3 to our financial statements beginning on page F-1 of this Supplement for information regarding the adoption of new accounting guidance related to discontinued operations.

(5)
Income (loss) from continuing operations and FFO attributable to common stockholders includes (i) realized gain on the disposition of securities of $39.9 million during 2010, and (ii) losses on extinguishment of debt of $896,000, $2.5 million, $5.7 million and $5.1 million in 2014, 2013, 2012 and 2010, respectively.

(6)
After December 31, 2013, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity's operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. Through December 31, 2013, discontinued operations represent properties that we have either disposed of or have classified as held for sale if both the operations and cash flows of the property have been or will be eliminated from our ongoing operations as a result of the disposal transaction and if we will not have any significant continuing involvement in the operations of the property after the disposal transaction. Discontinued operations includes the results of (i) 12 properties classified as held for sale as of December 31, 2013, (ii) 13 properties disposed of during 2013, (iii) three properties disposed of during 2012, (iv) five properties disposed of during 2011, and (v) 13 properties disposed of during 2010, including 12 operating properties and one property that we had previously held an interest in as a mezzanine lender.

(7)
Real estate, before accumulated depreciation includes approximately $30.4 million and $193.6 million that we classified within assets held for sale as of December 31, 2014 and December 31, 2013, respectively.

(8)
Total debt obligations includes approximately $80.4 million that we classified within liabilities related to assets held for sale as of December 31, 2013.

(9)
FFO and Company-Defined FFO are defined, reconciled to GAAP net income, and discussed below in "Selected Information Regarding Our Operations—How We Measure Our Operating Performance—Funds From Operations."

Share Redemptions

        With respect to our share redemption program for Class E shares, the program imposes greater restrictions on the amount of Class E shares that can be redeemed in any given quarter compared with our share redemption program for Class A, Class W and Class I shares. As a result of such restrictions, coupled with higher demand for redemptions, we have honored Class E share redemption requests on a pro rata basis since March 2009, being unable to satisfy all requests. Below is a summary of common stock redemptions pursuant to the Class E share redemption program for each quarter during 2014 and the first three quarters of 2015 (amounts in thousands except per share and percentage data).

For the Quarter Ended:	Number of E Shares Requested for Redemption	Number of E Shares Redeemed	Percentage of E Shares Requested for Redemption Redeemed	Percentage of E Shares Requested for Redemption Redeemed Pro Rata(1)	Average Price Paid per Share
March 31, 2014	17,974	1,845	10.3%	6.7%	$6.96
June 30, 2014	16,896	5,166	30.6%	26.5%	7.00
September 30, 2014	17,597	2,041	11.6%	8.5%	7.09
December 31, 2014	18,907	1,964	10.4%	7.4%	7.16

Average 2014	17,844	2,754	15.4%	12.0%	$7.04
March 31, 2015	18,996	1,530	8.1%	5.9%	7.30
June 30, 2015	20,657	5,005	24.2%	21.6%	7.38
September 30, 2015	12,908	1,845	14.3%	11.1%	7.42

Average 2015	17,520	2,793	15.9%	13.3%	$7.37

(1)
Represents redemptions of shares from investors that did not qualify for death or disability redemptions.

        As further described above under "Amendments to the Class E Share Redemption Program," the board of directors has approved the Amended Class E SRP and beginning with the fourth quarter of 2015 redemptions will only be available under the Amended Class E SRP in the event of the death or disability of a stockholder.

        Additionally, during 2014 and first three quarters of 2015, we satisfied 100% of redemption requests received pursuant to our Class A, Class W and Class I share redemption program. Below is a summary of common stock redemptions pursuant to the Class A, Class W and Class I share redemption program for each quarter during 2014 and the first three quarters of 2015 (amounts in thousands except per share and percentage data).

For the Quarter Ended:	Aggregate Number of A, W, and I Shares Requested for Redemption	Aggregate Number of A, W, and I Shares Redeemed	Percentage of A, W, and I Shares Requested for Redemption Redeemed	Average Price Paid per Share
March 31, 2014	33	33	100.0%	$6.83
June 30, 2014	128	128	100.0%	6.84
September 30, 2014	139	139	100.0%	7.04
December 31, 2014	351	351	100.0%	7.14

Average 2014	163	163	100.0%	$7.04
March 31, 2015	142	142	100.0%	7.20
June 30, 2015	121	121	100.0%	7.27
September 30, 2015	118	118	100.0%	7.34

Average 2015	127	127	100.0%	$7.27

        Share redemptions in the first three quarters of 2015 for both our Class E share redemption program and our Class A, Class W and Class I share redemption program were funded through a combination of offering proceeds from our ongoing primary offering of Class A, Class W and Class I shares, sales of Class E, Class A, Class W and Class I shares pursuant to our distribution reinvestment plan, and asset sales.

Distribution Information

        On September 30, 2015, the Company's board of directors authorized a quarterly distribution of $0.09 per share of common stock, subject to adjustment for class-specific expenses, for the fourth quarter of 2015. The Company's board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distribution will be payable to stockholders of record as of the close of business on each day during the period, from October 1, 2015 through and including December 31, 2015, prorated for the period of ownership. Distributions on our shares accrue daily.

        In the prior seven quarters, our board of directors authorized quarterly distributions for our stockholders equal to $0.0875 per share for each quarter of 2014 and $0.09 per share for the first three quarters of 2015, subject to adjustment for class-specific expenses. We paid these distributions on April 16, 2014, July 16, 2014, October 16, 2014, January 16, 2015, April 16, 2015, July 2, 2015, and October 16, 2015, respectively.

        The following table sets forth relationships between the amounts of total distributions, including distributions to noncontrolling interests, declared for such period and the amount of such distributions funded by cash flow from operations in accordance with GAAP for each quarter during 2014 and the first three quarters of 2015. All authorized distributions reduce our NAV, including those funded with borrowings.

Three Months Ended:	Paid in Cash	% Paid in Cash	Reinvested in Shares	% Reinvested in Shares	Total	Cash Flow from Operations(1)	% Funded with Cash Flows from Operations(1)
March 31, 2014	$11,444	69%	$5,173	31%	$16,617	$17,022	100%
June 30, 2014	11,596	69%	5,157	31%	16,753	21,994	100%
September 30, 2014	11,467	69%	5,263	31%	16,730	23,850	100%
December 31, 2014	11,494	69%	5,262	31%	16,756	24,363	100%

Total 2014	$46,001	69%	$20,855	31%	$66,856	$87,229	100%

March 31, 2015	11,878	69%	5,325	31%	17,203	25,551	100%
June 30, 2015	12,093	69%	5,502	31%	17,595	22,317	100%
September 30, 2015	11,803	69%	5,257	31%	17,060	30,033	100%

Total 2015	$35,774	69%	$16,084	31%	$51,858	$77,901	100%

(1)
Commencing on January 1, 2009, expenses associated with the acquisition of real property are recorded to earnings and as a deduction to our cash from operations. See "Selected Information Regarding Our Operations—How We Measure Our Operating Performance" for a discussion of acquisition-related expenses, net of other gains, and its impact on our cash flow from operations.

        For the nine months ended September 30, 2015 and the year ended December 31, 2014, our NAREIT-defined FFO was $66.8 million and $91.3 million, respectively, or 129% and 137% of our total distributions paid, respectively. NAREIT-defined FFO is an operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income, and a discussion of NAREIT-defined FFO's inherent limitations are provided below in "Selected Information Regarding Our Operations—How We Measure Our Operating Performance."

How We Measure Our Operating Performance

Funds From Operations

  FFO Definition ("FFO")

        We believe that FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.

        The following unaudited table presents a reconciliation of FFO to net income (loss) for the nine months ended September 30, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012, 2011, and 2010 (amounts in thousands, except per share information).

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Reconciliation of net earnings to FFO:
Net income (loss) attributable to common stockholders	$123,525	$23,887	$29,192	$52,468	$(22,261)	$(57,680)	$(20,702)
Add (deduct) NAREIT-defined adjustments:
Depreciation and amortization expense	61,404	66,481	88,994	108,191	129,116	126,890	98,635
Gain on disposition of real property	(133,234)	(36,140)	(40,592)	(74,306)	(21,108)	(13,588)	(331)
Impairment of real property	8,124	9,500	9,500	2,600	5,700	23,500	14,858
Noncontrolling interests' share of net income (loss)	7,358	4,405	4,802	4,002	(110)	(6,886)	(1,705)
Noncontrolling interests' share of FFO	(4,874)	(5,002)	(6,650)	(7,739)	(8,486)	(6,999)	(7,027)

FFO attributable to common shares-basic	62,303	63,131	85,246	85,216	82,851	65,237	83,728
FFO attributable to dilutive OP units	4,466	4,575	6,077	6,575	6,947	4,810	4,660

FFO attributable to common shares-diluted	$66,769	$67,706	$91,323	$91,791	$89,798	$70,047	$88,388

FFO per share-basic and diluted	$0.35	$0.36	$0.48	$0.48	$0.46	$0.35	$0.46

Weighted average number of shares outstanding
Basic	179,168	177,717	178,273	178,196	181,982	183,813	184,215

Diluted	192,020	190,605	190,991	191,932	197,244	197,377	193,773

  Company-Defined FFO

        As part of its guidance concerning FFO, NAREIT has stated that the "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." As a result, modifications to FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. In addition to the NAREIT definition of FFO and other GAAP measures, we provide a Company-Defined FFO measure that we believe is helpful in assisting management and investors assess the sustainability of our operating performance. As described further below, our Company-Defined FFO presents a performance metric that adjusts for items that we do not believe to be related to our ongoing operations. In addition, these adjustments are made in connection with calculating certain of the Company's financial covenants including its interest coverage ratio and fixed charge coverage ratio and therefore we believe this metric will help our investors better understand how certain of our lenders view and measure the financial performance of the Company and ultimately its compliance with these financial covenants. However, no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations.

        Our Company-Defined FFO is derived by adjusting FFO for the following items: acquisition-related expenses, gains and losses associated with extinguishment of debt and financing commitments,

and unrealized gains and losses on derivatives. Management's evaluation of our future operating performance excludes these items based on the following economic considerations:

        Acquisition-related expenses—For GAAP purposes, expenses associated with efforts to acquire real properties, including efforts related to acquisition opportunities that are not ultimately completed, are recorded to earnings. We believe by excluding acquisition-related expenses, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance, because these types of expenses are directly correlated to our investment activity rather than our ongoing operating activity.

        Losses on extinguishment of debt and financing commitments—Losses on extinguishment of debt and financing commitments represent losses incurred as a result of the early retirement of debt obligations and breakage costs and fees incurred related to rate lock agreements with prospective lenders. Such losses may be due to dispositions of assets, the repayment of debt prior to its contractual maturity or the nonoccurrence of forecasted financings. Our management believes that any such losses are not related to our ongoing operations. Accordingly, we believe by excluding losses on extinguishment of debt and financing commitments, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

        Unrealized gains and losses on derivatives—Unrealized gains and losses on derivatives represent the gains or losses on the fair value of derivative instruments due to hedge ineffectiveness. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, our management believes that any such gains or losses are not reflective of our ongoing operations. Accordingly, we believe by excluding unrealized gains or losses on derivatives, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

        We also believe that Company-Defined FFO allows investors and analysts to compare the performance of our portfolio with other REITs that are not currently affected by the adjusted items. In addition, as many other REITs adjust FFO to exclude the items described above, we believe that our calculation and reporting of Company-Defined FFO may assist investors and analysts in comparing our performance with that of such other REITs. However, because Company-Defined FFO excludes items that are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a complete historical performance measure and may exclude items that have a material effect on the value of our common stock.

        The following unaudited table presents a reconciliation of Company-Defined FFO to FFO for the nine months ended September 30, 2015 and 2014, and the years ended December 31, 2014, 2013, 2012, 2011, and 2010 (amounts in thousands, except per share information).

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	$62,303	$63,131	$85,246	$85,216	$82,851	$65,237	$83,728
Add (deduct) our adjustments:
Gain on disposition of securities	—	—	—	—	—	—	(39,870)
Other-than-temporary impairment and related amortization on securities	—	—	—	—	—	3,495	7,351
Provision for loss on debt related investments	—	—	—	—	—	23,037	1,278
Acquisition-related expenses	1,259	962	1,205	536	325	610	18,185
Unrealized loss on derivatives	0	—	—	—	19	85	245
Loss on extinguishment of debt and financing commitments	1,168	63	63	2,507	5,675	95	5,094
Noncontrolling interests' share of NAREIT-defined FFO	4,874	5,002	6,650	7,739	8,486	6,999	7,027
Noncontrolling interests' share of Company-Defined FFO	(5,035)	(5,070)	(6,734)	(7,954)	(8,954)	(8,878)	(6,352)

Company-Defined FFO attributable to common shares-basic	64,569	64,088	86,430	88,044	88,402	90,680	76,686
Company-Defined FFO attributable to dilutive OP units	4,628	4,644	6,161	6,790	7,414	6,689	3,979

Company-Defined FFO attributable to common shares-diluted	$69,197	$68,732	$92,591	$94,834	$95,816	$97,369	$80,665

Company-Defined FFO per share-basic and diluted	$0.36	$0.36	$0.48	$0.49	$0.49	$0.49	$0.42

Weighted average number of shares outstanding
Basic	179,168	177,717	178,273	178,196	181,982	183,813	184,215

Diluted	192,020	190,605	190,991	191,932	197,244	197,377	193,773

  Limitations of FFO and Company-Defined FFO

        FFO (both NAREIT-defined and Company-Defined) is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO or Company-Defined FFO as, nor should they be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO and Company-Defined FFO as indications of our future operating performance and as a guide to making decisions about future investments. Our FFO and Company-Defined FFO calculations do not present, nor do we intend them to present, a complete picture of our financial condition and operating performance. In addition, other REITs may define FFO and an adjusted FFO metric differently and choose to treat acquisition-related expenses and potentially other accounting line items in a manner different from us due to specific differences in investment strategy or for other reasons; therefore, comparisons with other REITs may not be meaningful.

        Our Company-Defined FFO calculation is limited by its exclusion of certain items previously discussed, but we continuously evaluate our investment portfolio and the usefulness of our Company-Defined FFO measure in relation thereto. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO or Company-Defined FFO are only meaningful when they are used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

        Specifically with respect to fees and expenses associated with the acquisition of real property, which are excluded from Company-Defined FFO, such fees and expenses are characterized as operational expenses under GAAP and included in the determination of net income (loss) and income (loss) from operations, both of which are performance measures under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to fund our obligations and to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, these acquisition-related costs negatively impact our GAAP operating performance and our GAAP cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, such costs will then be paid from other sources of cash such as additional debt proceeds, operational earnings or cash flow, net proceeds from the sale of properties, or other ancillary cash flows. Among other reasons as previously discussed, the treatment of acquisition-related costs is a reason why Company-Defined FFO is not a complete indicator of our overall financial performance, especially during periods in which properties are being acquired. Note that, pursuant to our valuation procedures, acquisition expenses result in an immediate decrease to our NAV.

        FFO and Company-Defined FFO may not be useful performance measures as a result of the various adjustments made to net income for the charges described above to derive such performance measures. Specifically, we intend to operate as a perpetual-life vehicle and, as such, it is likely that our operating results will be negatively affected by certain of these charges in the future, specifically acquisition-related expenses, as it is currently contemplated as part of our business plan to acquire additional investment properties which would result in additional-acquisition related expenses. Any change in our operational structure would cause the non-GAAP measure to be re-evaluated as to the relevance of any adjustments included in the non-GAAP measure. As a result, we caution investors against using FFO or Company-Defined FFO to determine a price to earnings ratio or yield relative to our NAV.

        Further, FFO or Company-Defined FFO is not comparable to the performance measure established by the Investment Program Association (the "IPA"), referred to as "modified funds from operations," or "MFFO," as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO and Company-Defined FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard. More specifically, Company-Defined FFO has limited comparability to the MFFO and other adjusted FFO metrics of those REITs that do not intend to operate as perpetual-life vehicles as such REITs have a defined acquisition stage. Because we do not have a defined acquisition stage, we may continue to acquire real estate and real estate-related investments for an indefinite period of time. Therefore, Company-Defined FFO may not reflect our future operating performance in the same manner that the MFFO or other adjusted FFO metrics of a REIT with a defined acquisition stage may reflect its operating performance after the REIT had completed its acquisition stage.

        Neither the Commission nor any other regulatory body, nor NAREIT, has adopted a set of standardized adjustments that includes the adjustments that we use to calculate Company-Defined FFO. In the future, the Commission or another regulatory body, or NAREIT, may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of Company-Defined FFO.

 CAPITALIZATION

        The following table sets forth our actual capitalization as of September 30, 2015. The information set forth in the following table should be read in conjunction with our historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (a) for the year ended December 31, 2014, which are included in our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference into the Prospectus, and (b) for the nine months ended September 30, 2015, which are included in this Supplement. The amounts in the table are in thousands except share data.

As of September 30, 2015
FINANCING:
Mortgage notes and other secured borrowings	$543,947
Unsecured borrowings	459,000

Total Financing	1,002,947
EQUITY:
Stockholders' equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 165,043,370 shares issued and outstanding, as of September 30, 2015	1,650
Additional paid-in capital	1,479,403
Distributions in excess of earnings	(818,531)
Accumulated other comprehensive loss	(14,985)

Total stockholders' equity	647,537
Noncontrolling interests	97,558

Total Equity	745,095

TOTAL CAPITALIZATION	$1,748,042

 FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER
MANAGER AND THEIR AFFILIATES

        The table below provides information regarding fees and expenses paid or payable to our Advisor, our Dealer Manager, and their affiliates in connection with their services provided to us. The table includes amounts incurred and payable for the nine months ended September 30, 2015 and the year ended December 31, 2014 (amounts in thousands). Please refer to the section of the Prospectus entitled "The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements" for more information with respect to the year ended December 31, 2014.

	Incurred For the Nine Months Ended September 30, 2015	Payable as of September 30, 2015	Incurred For the Year Ended December 31, 2014	Payable as of December 31, 2014
Advisory fees(1)	$13,021	$2,235	$15,919	$1,712
Other reimbursements paid to our Advisor(2)	6,590	130	8,227	142
Other reimbursements paid to our Dealer Manager	310	—	591	—
Advisory fees related to the disposition of real properties	4,779	—	2,064	—
Development management fee	52	3	181	58
Primary dealer fee(3)	2,540	—	2,197	—
Selling commissions, dealer manager, and distribution fees	271	28	336	34

Total	$27,563	$2,396	$29,515	$1,946

(1)
Amounts reported for the nine months ended September 30, 2015 include approximately $786,000 in consideration of the issuance of approximately 276,000 shares of our Class I common stock to the Advisor. Such shares include (i) approximately 153,000 shares issued on April 15, 2015 upon the settlement of restricted stock units issued to our Advisor on April 7, 2014 and February 25, 2015, and (ii) 123,000 shares issued on April 15, 2014 upon the settlement of restricted stock units issued to our Advisor on April 7, 2014. Such Class I shares are recognized as advisory fees expense over a one year period as an offset to amounts otherwise payable in cash.

(2)
Amounts reported for the nine months ended September 30, 2015 and for the year ended December 31, 2014 include approximately $1.3 million and $1.4 million of offering-related expenses incurred by our Advisor, respectively.

(3)
During the nine months ended September 30, 2015 and the year ended December 31, 2014, we paid approximately $2.5 million and $2.2 million, respectively, pursuant to a selected dealer agreement, under which we paid the Dealer Manager a primary dealer fee of 5.0% of the gross proceeds raised in the primary offering from the sale of Class I shares sold by participating third-party broker dealers that we specifically approved as being eligible. Of the primary dealer fee earned during the nine months ended September 30, 2015, the Dealer Manager reallowed approximately $2.3 million to participating third-party broker-dealers and retained approximately $254,000. Of the primary dealer fee earned during the nine months ended September 30, 2014, the Dealer Manager reallowed approximately $2.0 million to participating third-party broker-dealers and retained approximately $220,000.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Dividend Capital Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments.

        We operate in such a manner so as to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when we first elected REIT status. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through our Operating Partnership. Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp., through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership. We are an externally managed REIT and have no employees. Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement.

        The primary sources of our revenue and earnings include rent received under long-term operating leases of our properties, including reimbursements from customers for certain operating costs, and interest payments received from our debt related investments. Our primary expenses include rental expenses, depreciation and amortization expenses, general and administrative expenses, asset management and advisory fees, and interest expenses.

        Our current investments include:

  (1)
  Investments in real properties, consisting of office, industrial, and retail properties, located in the United States; and

  (2)
  Certain debt related investments, including originating and participating in whole mortgage loans secured by commercial real estate (herein referred to as "debt related investments").

        As of September 30, 2015, we had total investments with an estimated fair value of approximately $2.3 billion (calculated in accordance with our valuation procedures), comprising:

  (1)
  59 operating properties located in 20 geographic markets in the United States, aggregating approximately 9.8 million net rentable square feet. As of September 30, 2015, our real property portfolio was approximately 88.8% leased. Our real property portfolio consists of:

  •
  20 office properties located in 14 geographic markets, aggregating approximately 4.4 million net rentable square feet, with an aggregate fair value amount of approximately $1.4 billion;

  •
  33 retail properties located in seven geographic markets, aggregating approximately 3.5 million net rentable square feet, with an aggregate fair value amount of approximately $872.3 million; and

  •
  six industrial properties located in three geographic markets, aggregating approximately 1.9 million net rentable square feet, with an aggregate fair value amount of approximately $88.1 million.

  (2)
  Approximately $27.8 million in net debt related investments, all of which are structured as mortgage notes.

        Consistent with our investment strategy, we currently have four business segments, consisting of investments in (i) office property, (ii) industrial property, (iii) retail property, and (iv) real estate-related debt (which we refer to as "debt related investments"). We may have additional segments in the future to the extent we enter into additional real property sectors, such as multifamily, hospitality, and other real property types. For a discussion of our business segments and the associated revenue and net operating income by segment, see Note 11 to our financial statements beginning on page F-1 of this Supplement.

        Any future and near-term obligations are expected to be funded primarily through the use of cash on hand, cash generated from operations, proceeds from our public offerings and other equity offerings, proceeds from the sale of existing investments, and the issuance and assumption of debt obligations.

  •
  Cash on hand—As of September 30, 2015, we had approximately $15.2 million of cash and cash equivalents.

  •
  Cash available under our credit facility—As of September 30, 2015, the unused portion of our revolving line of credit was approximately $288.8 million, all of which was available to us.

  •
  Cash generated from operations—During the nine months ended September 30, 2015, we generated approximately $77.9 million from operations of our real properties and income from debt related investments.

  •
  Proceeds from offerings of equity securities—We currently maintain a public offering of our shares of common stock. During the nine months ended September 30, 2015, we raised approximately $73.2 million in proceeds from the sale of Class A, W, and I shares in this offering and our prior public offering, including approximately $2.3 million under the distribution reinvestment plan. Additionally, during the nine months ended September 30, 2015, we received (i) approximately $13.8 million in proceeds from the Class E distribution reinvestment plan ("Class E DRIP Offering"), and (ii) approximately $7.3 million from OP Units issued in a real estate transaction.

  •
  Proceeds from sales and repayments of existing investments—During the nine months ended September 30, 2015, we sold 15 operating properties and a land parcel for approximately $477.9 million. After buyer credits, closing costs, and the assumption of a related mortgage note, we received net proceeds of $342.2 million. In addition, during that period five of our debt related investments with aggregate principal balances of $69.8 million were repaid to us in full.

        We believe that our existing cash balance, cash generated from operations, proceeds from our public offerings and our ability to sell investments and to issue debt obligations remains adequate to meet our expected capital obligations for the next twelve months.

Significant Transactions During the Nine Months Ended September 30, 2015

Investment Activity

Dispositions of Real Properties

        During the nine months ended September 30, 2015, we completed (i) the disposition of 15 wholly owned properties aggregating approximately 3.1 million net rentable square feet for an aggregate sales price of approximately $470.3 million, and (ii) the sale of a wholly owned land parcel for a sales price of approximately $7.6 million. Of these sales, the most significant is the sale of a portfolio of 12 wholly owned office and industrial properties comprising approximately 2.7 million net rentable square feet to an unrelated third party for a contract sales price of approximately $398.6 million on March 11, 2015. For additional information on these dispositions, see Note 3 to our financial statements beginning on page F-1 of this Supplement.

Acquisitions of Real Properties

        The following table summarizes our acquisitions of real properties during the nine months ended September 30, 2015 (dollar amounts and square footage in thousands):

Real Property	Property Type	Market	Number of Properties	Date of Acquisition	Acquired Ownership	Contract Price	Net Rentable Square Feet	Percent Leased
Venture Corporate Center	Office	South Florida	1	August 6, 2015	100%	$45,750	253	97%
Shenandoah	Retail	South Florida	1	August 6, 2015	100%	32,670	124	100%
City View	Office	Austin, TX	1	April 24, 2015	100%	68,750	274	99%
South Cape	Retail	Greater Boston(1)	1	March 18, 2015	100%	35,450	143	92%
Rialto	Office	Austin, TX	1	January 15, 2015	100%	37,300	155	94%

Total 2015 real property acquisitions			5			$219,920	949	97%

(1)
Our Greater Boston market comprises the greater metro area around Boston, MA. As of September 30, 2015, properties in our Greater Boston market are located in the following states: Massachusetts, Connecticut, New Hampshire, and Rhode Island.

Financing Activity

Self-Tender Offer

        On August 12, 2015, we completed a self-tender offer, pursuant to which we accepted for purchase approximately 17.2 million unclassified shares of common stock, which we refer to as "Class E" shares, at a purchase price of $7.25 per share for an aggregate cost of approximately $124.4 million. We funded the purchase with a $115.0 million draw on our Revolving Credit Facility (as defined below) and existing cash.

Recast of Credit Facility

        During the nine months ended September 30, 2015, we amended and restated our $620 million senior unsecured term loan and revolving line of credit (the "Old Facility") to provide for a $550 million senior unsecured term loan and revolving line of credit, with a syndicate of lenders led by Bank of America, N.A., as Administrative Agent (collectively, the "Amended Facility"), consisting of a $400 million revolving credit facility (the "Revolving Credit Facility") and a $150 million term loan (the "$150 Million Term Loan"). The Amended Facility provides us with the ability from time to time to increase the size of the Amended Facility up to a total of $900 million less the amount of any prepayments under the $150 Million Term Loan, subject to receipt of lender commitments and other conditions. As of September 30, 2015, we had outstanding borrowings of $150.0 million and $109.0 million under the $150 Million Term Loan and the Revolving Credit Facility, respectively.

New Credit Agreement

        During the nine months ended September 30, 2015, we entered into an unsecured credit agreement providing for a $200 million term loan with a syndicate of six lenders led by Wells Fargo Bank and National Association, which matures in February 2022 (the "$200 Million Term Loan"). As of September 30, 2015, we had outstanding borrowings of $200.0 million under the $200 Million Term Loan.

Assumption and Defeasance of Mortgage Note

        Upon the disposition of a portfolio of 12 office and industrial properties during the nine months ended September 30, 2015, the buyer assumed approximately $128.0 million of a mortgage note borrowing from us, which is scheduled to mature in July 2020 and bears interest at 5.46%. In addition, we were released of our obligations on $44.8 million of the mortgage note borrowing that was not assumed by the buyer through a defeasance process. Accordingly, we incurred defeasance costs of approximately $8.6 million, which are included within gain on sale of real property in the statements of operations included in our financial statements beginning on page F-1 of this Supplement. Upon such defeasance, we derecognized the associated borrowing, which was assumed by an unrelated successor borrower.

Mortgage Borrowings

        During the nine months ended September 30, 2015, we repaid six mortgage note borrowings in full prior to their scheduled maturities with an aggregate balance of approximately $102.2 million at the time of the payoffs and a weighted average interest rate of 5.81%. All of these mortgage notes were repaid within the open prepayment period. For additional information on these repayments, see Note 5 to our financial statements beginning on page F-1 of this Supplement.

Net Asset Value Calculation

        Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV on a daily basis. Altus Group U.S., Inc., the Independent Valuation Firm manages the fundamental element of the valuation process—the valuation of our real property portfolio. Our board of directors, including a majority of our independent directors, approved the Independent Valuation Firm.

        The following table sets forth the components of NAV for the Company as of September 30, 2015 and June 30, 2015 (amounts in thousands except per share information). As used below, "Fund Interests" means our Class E shares, Class A shares, Class W shares, and Class I shares, along with the OP Units held by third parties, and "Aggregate Fund NAV" means the NAV of all of the Fund Interests.

	As of September 30, 2015	As of June 30, 2015
Office properties	$1,356,600	$1,308,600
Industrial properties	88,050	86,850
Retail properties	872,300	835,320

Real properties	$2,316,950	$2,230,770
Debt related investments	27,775	56,548

Total Investments	$2,344,725	$2,287,318
Cash and other assets, net of other liabilities	(26,734)	(25,014)
Debt obligations	(997,517)	(818,417)
Outside investors' interests	(4,498)	(4,494)

Aggregate Fund NAV	$1,315,976	$1,439,393
Total Fund Interests outstanding	177,468	195,153
NAV per Fund Interest	$7.42	$7.38

        When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820"). However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. In the determination of our NAV, the value of certain of our assets and liabilities are generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our audited financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders' equity by shares of our common stock outstanding as of the date of measurement.

        Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. We generally do not undertake to mark to market our debt investments or real estate-related liabilities, but rather these assets and liabilities are usually included in our determination of NAV at an amount determined in accordance with GAAP. As disclosed in Note 7 to our financial statements beginning on page F-1 of this Supplement, the estimated fair value of our debt liabilities, net of the fair value of our debt investments, was $3.4 million higher than the GAAP carrying balance, meaning that if we used the fair value of our debt rather than the carrying balance, our NAV would have been lower by approximately $3.4 million as of September 30, 2015. Also for NAV purposes, we mark-to-market our hedging instruments on a frequency that management determines to be practicable under the circumstances and currently we seek to mark-to-market our hedging instruments on a weekly basis. However, our NAV policies and procedures allow for that frequency to change to be more or less frequent. Other examples that will cause our NAV to differ from our GAAP net book value include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV, and, for purposes of determining our NAV, the assumption of a value of zero in certain instances where the balance of a loan exceeds the value of the underlying real estate properties, where GAAP net book value would reflect a negative equity value for such real estate properties, even if such loans are non-recourse. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from fair value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

        We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption programs and our ability to suspend or terminate our share redemption programs at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

        Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; and (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

        The September 30, 2015 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The aggregate real property valuation of $2.32 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation and the impact of intangible lease liabilities) of $2.18 billion, representing an increase of approximately $133.4 million or 6.1%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	6.74%	7.35%	6.50%	6.67%
Discount rate / internal rate of return ("IRR")	7.51%	8.01%	6.97%	7.32%
Annual market rent growth rate	3.17%	2.97%	2.80%	3.02%
Average holding period (years)	10.8	10.0	10.5	10.6

        A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual discount rate/IRR and the exit capitalization rate of 0.25% would reduce the value of our real properties by approximately 1.95% and 2.13%, respectively.

        The following table sets forth the quarterly changes to the components of NAV for the Company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share and footnoted information):

	Total	Class E Common Stock	Class A Common Stock	Class W Common Stock	Class I Common Stock	Class E OP Units
NAV as of June 30, 2015	$1,439,393	$1,164,065	$10,050	$8,798	$159,966	$96,514
Fund level changes to NAV
Realized/unrealized gains on net assets	5,149	4,181	35	32	562	339
Income accrual	23,391	18,683	178	165	2,744	1,621
Dividend accrual	(16,747)	(13,437)	(97)	(103)	(1,941)	(1,169)
Advisory fee	(3,847)	(3,074)	(29)	(27)	(451)	(266)
Performance based fee	(364)	(290)	(3)	(3)	(43)	(25)
Class specific changes to NAV	—	—	—	—	—	—
Dealer Manager fee	(71)	—	(16)	(15)	(40)	—
Distribution fee	(13)	—	(13)	—	—	—
NAV as of September 30, 2015

before share/unit sale/redemption activity	$1,446,891	$1,170,128	$10,105	$8,847	$160,797	$97,014
Share/unit sale/redemption activity
Shares/units sold	12,201	4,539	630	1,697	5,335	—
Shares/units redeemed	(143,116)	(140,609)	—	(31)	(841)	(1,635)

NAV as of September 30, 2015	$1,315,976	$1,034,058	$10,735	$10,513	$165,291	$95,379

Shares/units outstanding as of June 30, 2015	195,153	157,819	1,363	1,193	21,692	13,086
Shares/units sold	1,650	616	85	229	720	—
Shares/units redeemed	(19,335)	(18,998)	—	(4)	(113)	(220)

Shares/units outstanding as of September 30, 2015(1)	177,468	139,437	1,448	1,418	22,299	12,866
NAV per share/unit as of June 30, 2015		$7.38	$7.38	$7.38	$7.38	$7.38
Change in NAV per share/unit		0.04	0.04	0.04	0.04	0.04

NAV per share/unit as of September 30, 2015		$7.42	$7.42	$7.42	$7.42	$7.42

(1)
Amounts reported do not include approximately 441,000 restricted stock units granted to the Advisor that remain unvested as of September 30, 2015.

How We Measure Our Operating Performance

Funds From Operations

        For definitions of FFO and Company-Defined FFO and other important information regarding FFO and Company-Defined FFO, see "Selected Information Regarding Our Operations—How We Measure Our Operating Performance" above.

        The following unaudited table presents a reconciliation of FFO to net income (loss) for the three and nine months ended September 30, 2015 and 2014 (amounts in thousands, except per share information):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Reconciliation of net earnings to FFO:
Net (loss) income attributable to common stockholders	$(128)	$(7,039)	$123,525	$23,887
Add (deduct) NAREIT-defined adjustments:
Depreciation and amortization expense	20,851	21,918	61,404	66,481
Gain on disposition of real property(1)	(4,567)	—	(133,234)	(36,140)
Impairment of real estate property	6,500	9,500	8,124	9,500
Noncontrolling interests' share of net (loss) income	(1,297)	(475)	7,358	4,405
Noncontrolling interests' share of FFO	(1,594)	(1,712)	(4,874)	(5,002)

FFO attributable to common shares-basic	19,765	22,192	62,303	63,131
FFO attributable to dilutive OP Units	1,473	1,576	4,466	4,575

FFO attributable to common shares-diluted	$21,238	$23,768	$66,769	$67,706

FFO per share-basic and diluted	$0.11	$0.12	$0.35	$0.36

Weighted average number of shares outstanding
Basic	174,290	178,729	179,168	177,717

Diluted	187,279	191,422	192,020	190,605

(1)
Includes amounts attributable to discontinued operations.

        The following unaudited table presents a reconciliation of Company-Defined FFO to FFO for the three and nine months ended September 30, 2015 and 2014 (amounts in thousands, except per share information):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	$19,765	$22,192	$62,303	$63,131
Add (deduct) our adjustments:
Acquisition-related expenses	476	372	1,259	962
Loss on extinguishment of debt and financing commitments	—	—	1,168	63
Unrealized loss on derivatives	117	—	0	—
Noncontrolling interests' share of NAREIT-defined FFO	1,594	1,712	4,874	5,002
Noncontrolling interests' share of Company-Defined FFO	(1,635)	(1,736)	(5,035)	(5,070)

Company-Defined FFO attributable to common shares-basic	20,317	22,540	64,569	64,088
Company-Defined FFO attributable to dilutive OP Units	1,514	1,601	4,628	4,644

Company-Defined FFO attributable to common shares-diluted	$21,831	$24,141	$69,197	$68,732

Company-Defined FFO per share-basic and diluted	$0.12	$0.13	$0.36	$0.36

Weighted average number of shares outstanding
Basic	174,290	178,729	179,168	177,717

Diluted	187,279	191,422	192,020	190,605

Net Operating Income ("NOI")

        We also use NOI as a supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as other-than-temporary impairment, losses related to provisions for losses on debt related investments, gains or losses on derivatives, acquisition-related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, advisory fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our operating financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. We present NOI in the tables below, and include a reconciliation to GAAP in Note 11 to our financial statements beginning on page F-1 of this Supplement.

Our Operating Results

Three Months Ended September 30, 2015 Compared to the Three Months Ended September 30, 2014

        The following unaudited table illustrates the changes in rental revenue, rental expenses and net operating income for the three months ended September 30, 2015 compared to the three months ended September 30, 2014. Our same store portfolio includes all operating properties that we owned for the entirety of both the current and prior year reporting periods. Our same store portfolio includes 51 properties acquired prior to January 1, 2014 and owned through September 30, 2015, comprising approximately 8.2 million square feet. A discussion of these changes follows the table (dollar amounts in thousands):

	For the Three Months Ended September 30,
	2015	2014	$ Change	% Change
Revenue
Base rental revenue-same store(1)	$37,055	$36,571	$484	1%
Other rental revenue-same store	6,452	7,841	(1,389)	–18%

Total rental revenue-same store	43,507	44,412	(905)	–2%
Rental revenue-2014/2015 acquisitions/ dispositions(2)	9,347	12,381	(3,034)	–25%

Total rental revenue	52,854	56,793	(3,939)	–7%
Debt related income	807	1,798	(991)	–55%

Total revenue	$53,661	$58,591	$(4,930)	–8%

Rental Expenses
Same store	$11,613	$11,103	$510	5%
2014/2015 acquisitions/dispositions(2)	3,264	1,701	1,563	92%

Total rental expenses	$14,877	$12,804	$2,073	16%

Net Operating Income
Real property-same store	$31,894	$33,309	$(1,415)	–4%
Real property-2014/2015 acquisitions/ dispositions(2)	6,083	10,680	(4,597)	–43%
Debt related income	807	1,798	(991)	–55%

Total net operating income(3)	$38,784	$45,787	$(7,003)	–15%

(1)
Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item referred to as "other rental revenue."

(2)
Excludes amounts associated with our discontinued operations.

(3)
For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to "—How We Measure Our Operating Performance—Net Operating Income ("NOI")" above. See also Note 11 to our financial statements beginning on page F-1 of this Supplement.

Net Operating Income

Base Rental Revenue—Same Store

        The table below presents the factors contributing to the increase in our same store base rental revenue for the three months ended September 30, 2015 and 2014 (dollar amounts other than annualized base rent per square foot in thousands):

	Base Rent for the Three Months Ended September 30,			Average % Leased for the Three Months Ended September 30,		Annualized Base Rent per Square Foot for the Three Months Ended September 30,
Same Store Portfolio	2015	2014	$ Change	2015	2014	2015	2014
Office	$24,578	$24,365	$213	90.3%	96.3%	$31.42	$29.20
Industrial	1,208	1,034	174	72.2%	84.1%	3.51	2.58
Retail	11,269	11,172	97	94.7%	94.9%	16.64	16.47

Total base rental revenue—same store	$37,055	$36,571	$484	87.6%	93.0%	$20.54	$19.11

        Base rental revenue in our same store office portfolio increased for the three months ended September 30, 2015, compared to the same period in 2014, primarily due to (i) an increase in average base rent per square foot and (ii) expiration of rental concessions, partially offset by the decrease in the average leased square feet for the three months ended September 30, 2015, compared to the same period in 2014.

Other Rental Revenue—Same Store

        Same store other rental revenue decreased for the three months ended September 30, 2015, compared to the same period in 2014, primarily due to a decrease in our straight line rent adjustment within our same store portfolio due to rent increases and the expiration of concessions.

Rental Expenses—Same Store

        The table below presents the amounts recorded and changes in rental expense of our same store portfolio for the three months ended September 30, 2015 and 2014 (dollar amounts in thousands):

	For the Three Months Ended September 30,
	2015	2014	$ Change	% Change
Real estate taxes	$4,380	$4,384	$(4)	–0.1%
Repairs and maintenance	3,163	2,844	319	11.2%
Utilities	1,712	1,615	97	6.0%
Property management fees	839	855	(16)	–1.9%
Insurance	253	308	(55)	–17.9%
Other	1,266	1,097	169	15.4%

Total same store rental expense	$11,613	$11,103	$510	4.6%

Debt Related Income

        Debt related income decreased for the three months ended September 30, 2015, compared to the same period in 2014. The decrease is primarily attributable to the repayments of debt related investments of approximately $69.8 million since June 30, 2014, partially offset by the investment of approximately $4.9 million in debt related investments in the same period.

Other Operating Expenses

Impairment of Real Estate Property

        During the three months ended September 30, 2015, we recorded a $6.5 million impairment charge related to a consolidated office property located in the Chicago, IL market, which we acquired in February 2007 and we hold through a joint venture in which we are not the managing partner. We have an 80% ownership interest in the office property. During the three months ended September 30, 2014, we recorded a $9.5 million impairment related to a wholly owned retail property in the Pittsburgh, PA market.

        In the calculation of our NAV, our real estate assets are carried at fair value using valuation methodologies consistent with ASC Topic 820, Fair Value Measurements and Disclosures. As a result, the timing of valuation changes recorded in our NAV will not necessarily be the same as for impairment charges recorded to our financial statements prepared pursuant to GAAP.

Other Income (Expenses)

Interest Expense

        Interest expense decreased for the three months ended September 30, 2015, compared to the same period in 2014, primarily due to lower average mortgage note borrowings during the three months ended September 30, 2015, and the full repayment of our other secured borrowings and financing obligations during 2015, partially offset by an increase in interest expense on our unsecured borrowings due to higher average borrowings during the three months ended September 30, 2015. The following table further describes our interest expense by debt obligation, and includes amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums for the three months ended September 30, 2015 and 2014 (amounts in thousands):

	For the Three Months Ended September 30,
Debt Obligation	2015	2014
Mortgage notes	$7,966	$12,435
Unsecured borrowings	2,985	2,194
Other secured borrowings	—	342
Financing obligations	—	305

Total interest expense	$10,951	$15,276

Gain on Sale of Real Property

        During the three months ended September 30, 2015, we disposed of (i) an office property in the Los Angeles, CA market, for which we recorded a gain on sale of real property of approximately $2.9 million, and (ii) a land parcel in the Denver, CO market, for which we recorded a gain on sale of real property of approximately $1.7 million. During the three months ended September 30, 2014, we recorded no gain or loss on sale of real property due to a lack of disposition activity.

Nine Months Ended September 30, 2015 Compared to the Nine Months Ended September 30, 2014

        The following unaudited table illustrates the changes in rental revenue, rental expenses and net operating income for the nine months ended September 30, 2015 compared to the nine months ended

September 30, 2014. Our same store portfolio includes all operating properties that we owned for the entirety of both the current and prior year reporting periods. Our same store portfolio includes 51 properties acquired prior to January 1, 2014 and owned through September 30, 2015, comprising approximately 8.2 million square feet. A discussion of these changes follows the table (dollar amounts in thousands):

	For the Nine Months Ended September 30,
	2015	2014	$ Change	% Change
Revenue
Base rental revenue-same store(1)	$111,608	$109,336	$2,272	2%
Other rental revenue-same store	22,805	23,413	(608)	–3%

Total rental revenue-same store	134,413	132,749	1,664	1%
Rental revenue-2014/2015 acquisitions/ dispositions(2)	28,895	34,184	(5,289)	–15%

Total rental revenue	163,308	166,933	(3,625)	–2%
Debt related income	5,594	5,571	23	0%

Total revenue	$168,902	$172,504	$(3,602)	–2%

Rental Expenses
Same store	$35,304	$33,646	$1,658	5%
2014/2015 acquisitions/dispositions(2)	8,108	4,301	3,807	89%

Total rental expenses	$43,412	$37,947	$5,465	14%

Net Operating Income
Real property-same store	$99,109	$99,103	$6	0%
Real property-2014/2015 acquisitions/ dispositions(2)	20,787	29,883	(9,096)	–30%
Debt related income	5,594	5,571	23	0%

Total net operating income(3)	$125,490	$134,557	$(9,067)	–7%

(1)
Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item referred to as "other rental revenue."

(2)
Excludes amounts associated with our discontinued operations.

(3)
For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to "—How We Measure Our Operating Performance—Net Operating Income ("NOI")" above. See also Note 11 to our financial statements beginning on page F-1 of this Supplement.

Net Operating Income

Base Rental Revenue—Same Store

        The table below presents the factors contributing to the increase in our same store base rental revenue for the nine months ended September 30, 2015 and 2014 (base rent dollar amounts in thousands):

	Base Rent for the Nine Months Ended September 30,			Average % Leased for the Nine Months Ended September 30,		Annualized Base Rent per Square Foot for the Nine Months Ended September 30,
Same Store Portfolio	2015	2014	$ Change	2015	2014	2015	2014
Office	$74,257	$72,276	$1,981	94.3%	95.7%	$30.30	$29.05
Industrial	3,676	3,693	(17)	77.8%	84.7%	3.30	3.05
Retail	33,675	33,367	308	93.8%	94.2%	16.73	16.52

Total base rental revenue—same store	$111,608	$109,336	$2,272	90.3%	92.6%	$20.01	$19.11

        Base rental revenue in our same store office portfolio increased for the nine months ended September 30, 2015, compared to the same period in 2014, primarily due to (i) an increase in average base rent per square foot and (ii) expiration of rental concessions, partially offset by a decrease in the average leased square feet during the nine months ended September 30 2015, compared to the same period in 2014.

Other Rental Revenue—Same Store

        Same store other rental revenue decreased for the nine months ended September 30, 2015, compared to the same period in 2014, primarily due to a decrease in our straight line rent adjustment within our same store portfolio due to rent increases and the expiration of concessions, partially offset by lease termination payments for approximately $1.5 million related to tenants in our retail and office portfolios that we received during the nine months ended September 30, 2015 and (ii) an increase in recoverable revenue due to an increase in snow removal costs incurred by properties in our Greater Boston market.

Rental Expenses—Same Store

        The table below presents the amounts recorded and changes in rental expense of our same store portfolio for the nine months ended September 30, 2015 and 2014 (dollar amounts in thousands):

	For the Nine Months Ended September 30,
	2015	2014	$ Change	% Change
Real estate taxes	$13,064	$12,749	$315	2.5%
Repairs and maintenance(1)	10,895	9,161	1,734	18.9%
Utilities	4,784	5,178	(394)	–7.6%
Property management fees	2,547	2,399	148	6.2%
Insurance	867	922	(55)	–6.0%
Other	3,147	3,237	(90)	–2.8%

Total same store rental expense	$35,304	$33,646	$1,658	4.9%

(1)
The increase in repairs and maintenance expenses for the nine months ended September 30, 2015, compared to the same period in 2014, is primarily attributable to snow removal costs incurred by properties in our Greater Boston market.

Debt Related Income

        Debt related income decreased for the nine months ended September 30, 2015, compared to the same period in 2014. The decrease is primarily attributable to the repayments of debt related investments of approximately $99.5 million during 2014 and 2015, partially offset by the investment of approximately $6.4 million in debt related investments in the same period and the receipt of early repayment fees during 2015.

Other Operating Expenses

Real Estate Depreciation and Amortization Expense

        Real estate depreciation and amortization expense decreased by $5.1 million, or 8%, for the nine months ended September 30, 2015, compared to the same period in 2014, primarily due to our disposition of real properties during 2014 and 2015, partially offset by our acquisition of properties during the same period.

Advisory Fees

        Advisory fees increased by $1.3 million, or 12%, for the nine months ended September 30, 2015, compared to the same period in 2014, primarily due to (i) an increase in the performance component of our advisory fees due to an increase in our annual non-compounded investment return and (ii) an increase in the fixed component of the advisory fees resulting from an increase in our average Aggregate Fund NAV. For more information on the structure of our advisory fees, see Note 11 to our financial statements beginning on page F-1 of our Annual Report on Form 10-K filed with the Commission on March 3, 2015.

Impairment of Real Estate Property

        During the nine months ended September 30, 2015, we recorded a $6.5 million impairment charge related to a consolidated office property located in the Chicago, IL market, which we acquired in February 2007 and we hold through a joint venture in which we are not the managing partner. We have an 80% ownership interest in the office property. In addition, during the nine months ended

September 30, 2015, we recorded $1.6 million of impairment charges related to a wholly owned retail property that we acquired in May 2007 in the Pittsburgh, PA market. During the nine months ended September 30, 2014, we recorded a $9.5 million impairment related to this retail property.

        In the calculation of our NAV, our real estate assets are carried at fair value using valuation methodologies consistent with ASC Topic 820, Fair Value Measurements and Disclosures. As a result, the timing of valuation changes recorded in our NAV will not necessarily be the same as for impairment charges recorded to our financial statements prepared pursuant to GAAP.

Other Income (Expenses)

Interest Expense

        Interest expense decreased for the nine months ended September 30, 2015, compared to the same period in 2014, primarily due to (i) lower average mortgage note borrowings, and (ii) our full repayment of repurchase facilities and financing obligations during 2015, partially offset by an increase in interest expense on our unsecured borrowings due to higher average borrowings. The following table further describes our interest expense by debt obligation, and includes amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums (amounts in thousands):

	For the Nine Months Ended September 30,
Debt Obligation	2015	2014
Mortgage notes(1)	$27,709	$38,507
Unsecured borrowings	7,779	6,398
Other secured borrowings	477	1,036
Financing obligations	243	904

Total interest expense	$36,208	$46,845

(1)
Includes interest expense attributable to discontinued operations of $296,000 for the nine months ended September 30, 2014.

Loss on Extinguishment of Debt and Financing Commitments

        Loss on extinguishment of debt and financing commitments was approximately $1.2 million and $63,000 for the nine months ended September 30, 2015 and 2014, respectively. The loss in 2015 primarily resulted from (i) deferred financing costs written off due to the amendment and restatement of the Old Facility on January 13, 2015 (see "Significant Transactions During the Nine Months Ended September 30, 2015—Recast of Credit Facility" above and Note 5 to our financial statements beginning on page F-1 of this Supplement for more information regarding the recast of the Old Facility), and (ii) accelerated amortization of deferred financing costs upon the repayment of borrowings under our repurchase facilities earlier than we had originally expected. The loss in 2014 primarily resulted from the accelerated amortization of deferred financing costs upon the repayment of borrowings under our repurchase facilities earlier than we had originally expected.

Gain on Sale of Real Property

        During the nine months ended September 30, 2015, we disposed of (i) a portfolio of 12 office and industrial properties, for which we recorded gains on sale of real property of approximately $105.5 million, and (ii) two properties and a land parcel, for which we recorded an aggregate gain on sale of real property of approximately $27.7 million. During the nine months ended September 30, 2014, we disposed of (i) a portfolio of 12 industrial properties, for which we recorded a gain on sale of real property of approximately $29.5 million, which is classified within discontinued operations, and (ii) three properties and a land parcel, for which we recorded an aggregate gain on sale of real property of approximately $6.5 million.

Liquidity and Capital Resources

Liquidity Outlook

        We believe our existing cash balance, our available credit under our Revolving Credit Facility, cash from operations, additional proceeds from our public offerings, proceeds from the sale of existing investments, and prospective debt or equity issuances will be sufficient to meet our liquidity and capital needs for the foreseeable future, including the next 12 months. Our capital requirements over the next 12 months are anticipated to include, but are not limited to, operating expenses, distribution payments, debt service payments, including debt maturities of approximately $202.6 million, redemption payments, issuer tender offers, and acquisitions of real property and debt related investments. Subsequent to September 30, 2015, we repaid approximately $24.2 million of debt that was scheduled to mature over the next 12 months. Borrowings that are subject to extension options are also subject to certain lender covenants and restrictions that we must meet to extend the initial maturity date. We currently believe that we will qualify for these extension options. However, we cannot guarantee that we will meet the requirements to extend the notes upon initial maturity. In the event that we do not qualify to extend the notes, we expect to repay them with proceeds from new borrowings or available proceeds from our Revolving Credit Facility.

        In order to maintain a reasonable level of liquidity for redemptions of Class A, Class W and Class I shares pursuant to our Second Amended and Restated Class A, W and I Share Redemption Program (the "Class AWI SRP"), we intend to generally maintain under normal circumstances the following aggregate allocation to sources of liquidity, which include liquid assets and capacity under our borrowing facilities: (1) 10% of the aggregate NAV of our outstanding Class A, Class W and Class I shares up to $1 billion of collective Class A, Class W and Class I share NAV, and (2) 5% of the aggregate NAV of our outstanding Class A, Class W and Class I shares in excess of $1 billion of collective Class A, Class W and Class I share NAV. However, as set forth in the Class AWI SRP, no assurance can be given that we will maintain this allocation to liquid assets. Our board of directors has the right to modify, suspend or terminate our Class AWI SRP if it deems such action to be in the best interest of our stockholders. As of September 30, 2015, the aggregate NAV of our outstanding Class A, Class W and Class I shares was approximately $186.6 million.

        We calculate our leverage for reporting purposes as our total borrowings, calculated on a GAAP basis, divided by the fair value of our real property and debt related investments. Based on this methodology, as of September 30, 2015, our leverage was 42.8%. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants.

        As of September 30, 2015, we had approximately $15.2 million of cash compared to $14.5 million as of December 31, 2014. The following discussion summarizes the sources and uses of our cash during the nine months ended September 30, 2015.

Operating Activities

        Net cash provided by operating activities increased by approximately $15.0 million to approximately $77.9 million for the nine months ended September 30, 2015 from approximately $62.9 million for the same period in 2014. The increase is primarily due to (i) a decrease of $8.8 million in cash paid for interest primarily resulting from our extinguishment of mortgage note and other secured borrowings, and (ii) the receipt of approximately $6.4 million of accrued interest on our mezzanine debt investment upon repayment.

Lease Expirations

        Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our operating portfolio was approximately 88.8% leased as of September 30, 2015, compared to approximately 92.8% as of September 30, 2014. Our properties are generally leased to tenants for terms ranging from three to ten years. As of September 30, 2015, the weighted average remaining term of our leases was approximately 6.8 years, based on contractual remaining base rent, 4.2 years, based on annualized base rent, and 4.5 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of September 30, 2015 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands):

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent(1)%		Square Feet	%
2015(2)	44	$1,996	1.2%	132	1.5%
2016	80	20,715	11.7%	821	9.5%
2017	82	42,434	24.0%	1,376	15.9%
2018	105	13,097	7.4%	617	7.1%
2019	96	24,093	13.6%	1,204	13.8%
2020	100	22,302	12.6%	1,088	12.6%
2021	41	14,929	8.5%	1,532	17.7%
2022	27	9,272	5.2%	529	6.1%
2023	21	14,310	8.1%	585	6.8%
2024	18	4,325	2.4%	295	3.4%
Thereafter	31	9,174	5.3%	482	5.6%

Total	645	$176,647	100.0%	8,661	100.0%

(1)
Annualized base rent represents the annualized monthly base rent of leases executed as of September 30, 2015.

(2)
Represents the number of leases expiring and annualized base rent for the remainder of 2015. Includes eight leases with annualized base rent of approximately $110,000 that are on a month-to-month basis.

        Our three most significant leases, together comprising approximately 32.5% of our annualized base rent as of September 30, 2015, will expire between December 2016 and September 2017. Based on market information as of September 30, 2015, we have obtained third-party estimates that current market rental rates, on a weighted-average basis utilizing annualized base rent as of September 30, 2015, are approximately 15% lower than our in-place leases. Accordingly, we believe replicating the cash flows from these leases would be very difficult. If any one of these tenants does not renew their respective lease, we would be at greater risk of reduced revenues due to downtime, and when the leases expire, we may be forced to lower the rental rates or offer other concessions in order to attract new tenants. In addition, we could be required to expend substantial funds to construct new tenant improvements in the vacated space.

        During the nine months ended September 30, 2015, we signed new leases for approximately 279,000 square feet and renewal leases for approximately 587,000 square feet. Tenant improvements and leasing commissions related to these leases were approximately $4.4 million and $2.5 million, respectively, or $4.97 and $2.78 per square foot, respectively. Of the leases described above, approximately 594,000 square feet were considered comparable leases related to which we realized average straight line rent growth of 21.7%. Comparable leases comprise leases for which prior leases were in place for the same suite within 12 months of executing the new lease.

Investing Activities

        Net cash provided by investing activities increased approximately $145.1 million to approximately $167.7 million for the nine months ended September 30, 2015 from $22.6 million for the same period in 2014. The increase is primarily due to (i) an increase in proceeds from disposition of real properties during the nine months ended September 30, 2015, compared to the same period in 2014, and (ii) the payoff of five debt related investments during the nine months ended September 30, 2015, partially offset by (i) an increase in cash paid to acquire operating properties during the nine months ended September 30, 2015 compared to the same period in 2014, and (ii) an increase in capital expenditures in real property during the nine months ended September 30, 2015.

Financing Activities

        Net cash used in financing activities increased approximately $162.4 million to approximately $244.9 million for the nine months ended September 30, 2015 from $82.5 million for the same period in 2014. The increase is primarily due to (i) extinguishment of certain mortgage notes and other secured borrowings during the nine months ended September 30, 2015, and (ii) the repurchase of our common shares pursuant to a self-tender offer and redemption of our common shares pursuant to our share redemption programs during the nine months ended September 30, 2015, partially offset by an increase in net proceeds from our unsecured borrowing facilities during the nine months ended September 30, 2015, compared to the same period in 2014.

        During the nine months ended September 30, 2015 and 2014, we raised approximately $73.2 million and $68.6 million in proceeds from the sale of Class A, W, and I shares, respectively, including approximately $2.3 million and $549,000 under the distribution reinvestment plan, respectively. We have offered and will continue to offer Class E shares of common stock through the Class E DRIP Offering. The amount raised under the Class E DRIP Offering decreased by approximately $1.2 million to approximately $13.8 million for the nine months ended September 30, 2015, from approximately $15.0 million for the same period in 2014. In addition, during the nine months ended September 30, 2015, we raised approximately $7.3 million from OP Units issued in a real estate transaction.

Debt Maturities

        11 of our mortgage notes with an aggregate outstanding balance as of September 30, 2015 of approximately $310.8 million have initial maturities before January 1, 2017. Of these borrowings, one mortgage note with an outstanding balance of approximately $108.2 million as of September 30, 2015 has extension options beyond December 31, 2016. These extension options are subject to certain lender covenants and restrictions that we must meet to extend the maturity date. We currently believe that we will qualify for our extension options.

        For additional information on our upcoming debt maturities, see Note 5 to our financial statements beginning on page F-1 of this Supplement.

Distributions

        To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs.

        The following table sets forth the amounts and sources of distributions declared for the three and nine months ended September 30, 2015 and 2014 (dollar amounts in thousands):

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2015	% of Total Distributions	September 30, 2014	% of Total Distributions	September 30, 2015	% of Total Distributions	September 30, 2014	% of Total Distributions
Distributions:
Common stock distributions paid in cash	$10,526	61.7%	$10,327	61.6%	$32,180	61.9%	$30,955	61.7%
Other cash distributions(1)	1,277	7.5%	1,185	7.1%	3,723	7.2%	3,645	7.3%

Total cash distributions	$11,803	69.2%	$11,512	68.6%	$35,903	69.1%	$34,600	68.9%
Common stock distributions reinvested in common shares	5,257	30.8%	5,263	31.4%	16,085	30.9%	15,603	31.1%

Total distributions	$17,060	100.0%	$16,775	100.0%	$51,988	100.0%	$50,203	100.0%

Sources of distributions:
Cash flow from operations(2)(3)	$17,060	100.0%	$16,775	100.0%	$51,988	100.0%	$50,203	100.0%
Financial performance metric:
NAREIT-defined FFO(4)	$21,238	124.5%	$23,768	141.7%	$66,769	128.4%	$67,706	134.9%

(1)
Other cash distributions include (i) distributions declared for OP Units for the respective period, (ii) regular distributions made during the period to our joint venture partners that are noncontrolling interest holders, which exclude distributions of disposition proceeds related to properties sold by the joint ventures, and (iii) dealer manager and distribution fees we pay to our dealer manager with respect to the Class A, Class W and Class I shares.

(2)
Expenses associated with the acquisition of real property are recorded to earnings and as a deduction to our cash from operations. We incurred acquisition costs of approximately $476,000 and $1.3 million during the three and nine months ended September 30, 2015, respectively. We incurred acquisition costs of approximately $372,000 and $962,000 during the three and nine months ended September 30, 2014, respectively.

(3)
Our long-term strategy is to fund the payment of quarterly distributions to investors entirely from our operations. There can be no assurance that we will achieve this strategy. In periods where cash flows from operations are not sufficient to fund distributions, we fund any shortfall with proceeds from borrowings.

(4)
NAREIT-defined FFO is an operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income, and a discussion of NAREIT-defined FFO's inherent limitations are provided above in "Selected Information Regarding Our Operations—How We Measure Our Operating Performance."

Redemptions

        The following table sets forth relationships between the amount of redemption requests received by us pursuant to our Class E Share Redemption Program (the "Class E SRP"), the resulting pro-rata redemption caps, and actual amounts of Class E shares redeemed under the redemption program for each of the last four quarterly periods (share amounts in thousands):

For the Quarter Ended:	Number of Class E Shares Requested for Redemption	Number of Class E Shares Redeemed	Percentage of Class E Shares Requested for Redemption Redeemed	Percentage of Class E Shares Requested for Redemption Redeemed Pro Rata(1)	Average Price Paid per Share
December 31, 2014	18,907	1,964	10.4%	7.4%	$7.16
March 31, 2015	18,996	1,530	8.1%	5.9%	7.30
June 30, 2015	20,657	5,005	24.2%	21.6%	7.38
September 30, 2015	12,908	1,845	14.3%	11.1%	7.42

Average	17,867	2,586	14.5%	11.8%	$7.33

(1)
Represents redemptions of shares from investors that did not qualify for death or disability redemptions.

        Additionally, during the third quarter of 2015, we (i) redeemed approximately 17.2 million Class E shares at a purchase price of $7.25 per share for an aggregate cost of approximately $124.4 million pursuant to a self-tender offer, and (ii) satisfied 100% of redemption requests received pursuant to our Class AWI SRP; we redeemed approximately 113,000 Class I shares and 4,000 Class W shares for a weighted average price of approximately $7.34 per share pursuant to our Class AWI SRP.

Subsequent Events

        For information regarding significant subsequent events, see Note 12 to our financial statements beginning on page F-1 of this Supplement. In addition, the following acquisitions, dispositions, and financing transactions occurred subsequent to September 30, 2015.

Repayments of Mortgage Notes

        Subsequent to September 30, 2015, we repaid four mortgage note borrowings in full prior to their scheduled maturities within the open prepayment period using proceeds from our Revolving Credit Facility. The following table describes our repayment of mortgage note borrowings subsequent to September 30, 2015 (dollar amounts in thousands):

Debt Obligation	Repayment Date	Balance as of September 30, 2015	Stated Interest Rate	Contractual Maturity Date	Collateral Type	Collateral Market
Abington	October 1, 2015	$4,681	6.75%	January 1, 2016	Retail Property	Greater Boston
Hyannis	October 1, 2015	4,635	6.75%	January 1, 2016	Retail Property	Greater Boston
Riverport Portfolio	October 1, 2015	8,052	7.38%	April 1, 2016	Industrial Portfolio	Louisville, KY
DeGuigne	November 2, 2015	6,871	7.78%	February 1, 2016	Office Property	Silicon Valley, CA

Total/weighted average		$24,239	7.25%

Acquisition of Real Property

        On October 8, 2015, we acquired a retail property in Chester Springs, NJ comprising approximately 223,000 net rentable square feet from an unaffiliated third party, for a gross purchase price of approximately $53.8 million. At acquisition, the property was approximately 95% leased to 34 tenants. We acquired the property using existing cash and proceeds from our Revolving Credit Facility.

Borrowing Under Mortgage Note

        On November 5, 2015, we received proceeds from a new mortgage note borrowing of approximately $70.0 million bearing interest at a fixed rate of 3.80%, which matures in November 2025 and is non-amortizing. The mortgage note is secured by a retail property in the Washington, DC market.

 CERTAIN HISTORICAL NAV INFORMATION

        The following table shows our NAV per share at the end of each quarter since we commenced calculating our daily NAV on July 12, 2012.

Date	Class E	Class A	Class W	Class I
September 30, 2012	$6.64	$6.64	$6.64	$6.64
December 31, 2012	$6.70	$6.70	$6.70	$6.70
March 31, 2013	$6.79	$6.79	$6.79	$6.79
June 30, 2013	$6.83	$6.83	$6.83	$6.83
September 30, 2013	$6.87	$6.87	$6.87	$6.87
December 31, 2013	$6.93	$6.93	$6.93	$6.93
March 31, 2014	$6.96	$6.96	$6.96	$6.96
June 30, 2014	$7.00	$7.00	$7.00	$7.00
September 30, 2014	$7.09	$7.09	$7.09	$7.09
December 31, 2014	$7.16	$7.16	$7.16	$7.16
March 31, 2015	$7.31	$7.31	$7.31	$7.31
June 30, 2015	$7.38	$7.38	$7.38	$7.38
September 30, 2015	$7.42	$7.42	$7.42	$7.42

        Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from October 1 through October 31, 2015:

Date	Class E	Class A	Class W	Class I
October 1, 2015	$7.42	$7.42	$7.42	$7.42
October 2, 2015	$7.42	$7.42	$7.42	$7.42
October 5, 2015	$7.42	$7.42	$7.42	$7.42
October 6, 2015	$7.41	$7.41	$7.41	$7.41
October 7, 2015	$7.41	$7.41	$7.41	$7.41
October 8, 2015	$7.41	$7.41	$7.41	$7.41
October 9, 2015	$7.41	$7.41	$7.41	$7.41
October 12, 2015	$7.41	$7.41	$7.41	$7.41
October 13, 2015	$7.41	$7.41	$7.41	$7.41
October 14, 2015	$7.41	$7.41	$7.41	$7.41
October 15, 2015	$7.41	$7.41	$7.41	$7.41
October 16, 2015	$7.41	$7.41	$7.41	$7.41
October 19, 2015	$7.41	$7.41	$7.41	$7.41
October 20, 2015	$7.41	$7.41	$7.41	$7.41
October 21, 2015	$7.41	$7.41	$7.41	$7.41
October 22, 2015	$7.41	$7.41	$7.41	$7.41
October 23, 2015	$7.41	$7.41	$7.41	$7.41
October 26, 2015	$7.41	$7.41	$7.41	$7.41
October 27, 2015	$7.42	$7.42	$7.42	$7.42
October 28, 2015	$7.41	$7.41	$7.41	$7.41
October 29, 2015	$7.41	$7.41	$7.41	$7.41
October 30, 2015	$7.41	$7.41	$7.41	$7.41

        On any day, our share sales and redemptions are made based on the day's applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. Accordingly, we manage our market risk by matching projected cash inflows from operating, investing and financing activities with projected cash outflows for debt service, acquisitions, capital expenditures, distributions to stockholders and unit holders, and other cash requirements. Our outstanding borrowings are directly impacted by changes in market conditions. This impact is largely mitigated by the fact that the majority of our outstanding borrowings have fixed interest rates, which minimize our exposure to the risk that fluctuating interest rates may pose to our operating results and liquidity.

        As of September 30, 2015, the fair value of our fixed rate debt was $540.5 million and the carrying value of our fixed rate debt was $536.0 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of September 30, 2015. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

        As of September 30, 2015, we had approximately $83.3 million of unhedged variable rate borrowings outstanding indexed to LIBOR rates. If the LIBOR rates relevant to our remaining variable rate borrowings were to increase 10%, we estimate that our annual interest expense would increase by approximately $16,000 based on our outstanding floating-rate debt as of September 30, 2015.

        We may seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy is designed to minimize the impact on our net income (loss) and funds from operations from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes. In addition to the above described risks, we are subject to additional credit risk. Credit risk refers to the ability of each individual borrower under our debt related investments to make required interest and principal payments on the scheduled due dates. We seek to reduce credit risk by actively monitoring our debt related investments and the underlying credit quality of our holdings. In the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may continue to increase and result in further credit losses that would continue to, or more severely, adversely affect our liquidity and operating results.

EXPERTS

        The statements included in this Supplement under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Net Asset Value Calculation," relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and footnoted information)

	As of
	September 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Investments in real property	$2,270,746	$2,442,509
Accumulated depreciation and amortization	(489,395)	(513,083)

Total net investments in real property(1)	1,781,351	1,929,426
Debt related investments, net	27,775	94,951

Total net investments	1,809,126	2,024,377
Cash and cash equivalents	15,186	14,461
Restricted cash	20,258	27,452
Other assets, net	46,250	59,916
Assets held for sale	—	21,927

Total Assets	$1,890,820	$2,148,133

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$51,056	$49,974
Mortgage notes and other secured borrowings(2)	543,947	853,267
Unsecured borrowings	459,000	345,000
Intangible lease liabilities, net	58,649	86,243
Other liabilities	33,073	47,789
Liabilities associated with assets held for sale	—	1,880

Total Liabilities	1,145,725	1,384,153
Equity:
Stockholders' equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 165,043,370 and 178,399,679 shares issued and outstanding, as of September 30, 2015 and December 31, 2014, respectively(3)	1,650	1,784
Additional paid-in capital	1,479,403	1,586,444
Distributions in excess of earnings	(818,531)	(893,791)
Accumulated other comprehensive loss	(14,985)	(10,120)

Total stockholders' equity	647,537	684,317
Noncontrolling interests	97,558	79,663

Total Equity	745,095	763,980

Total Liabilities and Equity	$1,890,820	$2,148,133

(1)
Includes approximately $76.3 million and $82.7 million, after accumulated depreciation and amortization, in consolidated real property variable interest entity investments as of September 30, 2015 and December 31, 2014, respectively.

(2)
Includes approximately $58.5 million and $59.4 million in consolidated mortgage notes in variable interest entity investments as of September 30, 2015 and December 31, 2014, respectively.

(3)
Includes 139,437,007 shares of Class E common stock, 1,447,984 shares of Class A common stock, 1,418,223 shares of Class W common stock, and 22,740,156 shares of Class I common stock issued and outstanding as of September 30, 2015, and 163,067,835 shares of Class E common stock, 1,187,215 shares of Class A common stock, 1,116,698 shares of Class W common stock, and 13,027,931 shares of Class I common stock issued and outstanding as of December 31, 2014.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share and footnoted information)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
REVENUE:
Rental revenue	$52,854	$56,793	$163,308	$166,933
Debt related income	807	1,798	5,594	5,571

Total Revenue	53,661	58,591	168,902	172,504
EXPENSES:
Rental expense	14,877	12,804	43,412	37,947
Real estate depreciation and amortization expense	20,851	21,918	61,404	66,481
General and administrative expenses(1)	2,477	2,581	8,157	8,187
Advisory fees, related party	4,225	4,083	13,021	11,678
Acquisition-related expenses	476	372	1,259	962
Impairment of real estate property(2)	6,500	9,500	8,124	9,500

Total Operating Expenses	49,406	51,258	135,377	134,755
Other Income (Expenses):
Interest and other income	704	424	1,500	688
Interest expense	(10,951)	(15,276)	(36,208)	(46,549)
Loss on extinguishment of debt and financing commitments	—	—	(1,168)	(63)
Gain on sale of real property(3)	4,567	—	133,234	6,462

(Loss) income from continuing operations	(1,425)	(7,519)	130,883	(1,713)
Discontinued operations(4)	—	5	—	30,005

Net (Loss) Income	(1,425)	(7,514)	130,883	28,292

Net loss (income) attributable to noncontrolling interests	1,297	475	(7,358)	(4,405)

NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(128)	$(7,039)	$123,525	$23,887

Net (loss) income per basic and diluted common share:
Continuing operations	$(0.00)	$(0.04)	$0.69	$(0.01)
Discontinued operations	$—	$0.00	$—	$0.14

NET (LOSS) INCOME PER BASIC AND DILUTED COMMON SHARE	$(0.00)	$(0.04)	$0.69	$0.13

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	174,290	178,729	179,168	177,717

Diluted	187,279	191,422	192,020	190,605

Distributions declared per common share	$0.0895	$0.0872	$0.2688	$0.2620

(1)
Includes approximately $1.8 million and $1.6 million paid to our Advisor and its affiliates for reimbursable expenses during the three months ended September 30, 2015 and 2014, respectively, and approximately $5.3 million and $4.8 million paid to our Advisor and its affiliates for reimbursable expenses during the nine months ended September 30, 2015 and 2014, respectively.

(2)
Includes approximately $125,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the nine months ended September 30, 2015.

(3)
Includes approximately $201,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the three months ended September 30, 2015, and approximately $4.6 million and $328,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the nine months ended September 30, 2015 and 2014, respectively.

(4)
Includes approximately $1.6 million paid to our Advisor for advisory fees associated with the disposition of real properties during the nine months ended September 30, 2014.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

(Unaudited)

(In thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Net (Loss) Income	$(1,425)	$(7,514)	$130,883	$28,292
Other Comprehensive (Loss) Income:
Net unrealized change from available-for-sale securities	—	—	—	(211)
Unrealized change from cash flow hedging derivatives	(6,016)	1,160	(5,251)	1,389

Comprehensive (loss) income	(7,441)	(6,354)	125,632	29,470
Comprehensive loss (income) attributable to noncontrolling interests	1,732	472	(6,972)	(4,304)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(5,709)	$(5,882)	$118,660	$25,166

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

(In thousands)

	Stockholders' Equity
	Common Stock				Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital	Distributions in Excess of Earnings		Noncontrolling Interests	Total Equity
	Shares	Amount
Balances, December 31, 2014	178,400	$1,784	$1,586,444	$(893,791)	$(10,120)	$79,663	$763,980

Comprehensive income (loss):
Net income	—	—	—	123,525	—	7,358	130,883
Unrealized change from cash flow hedging derivatives	—	—	—	—	(4,889)	(362)	(5,251)
Common stock:
Issuance of common stock, net of offering costs	11,939	119	81,490	—	—	—	81,609
Issuance of common stock, stock-based compensation plans	618	6	942	—	—	—	948
Redemptions of common stock	(25,914)	(259)	(189,350)	—	—	—	(189,609)
Amortization of stock-based compensation	—	—	24	—	—	—	24
Distributions declared on common stock	—	—	—	(48,265)	—	—	(48,265)
Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	16,517	16,517
Distributions declared to noncontrolling interests	—	—	—	—	—	(3,508)	(3,508)
Redemptions of noncontrolling interests	—	—	(147)	—	24	(2,110)	(2,233)

Balances, September 30, 2015	165,043	$1,650	$1,479,403	$(818,531)	$(14,985)	$97,558	$745,095

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	For the Nine Months Ended September 30,
	2015	2014
OPERATING ACTIVITIES:
Net income	$130,883	$28,292
Adjustments to reconcile net income to net cash provided by operating activities:
Real estate depreciation and amortization expense	61,404	66,481
Gain on disposition of real property	(133,234)	(36,140)
Impairment of real estate property	8,124	9,500
Collection of accrued interest from debt investment	6,421	—
Loss on extinguishment of debt and financing commitments	1,168	63
Other adjustments to reconcile net income to net cash provided by operating activities	3,016	7,286
Changes in operating assets and liabilities	119	(12,616)

Net cash provided by operating activities	77,901	62,866
INVESTING ACTIVITIES:
Acquisition of real property	(200,447)	(86,346)
Capital expenditures in real property	(22,043)	(10,176)
Proceeds from disposition of real property	342,157	96,602
Principal collections on debt related investments	52,945	23,688
Other investing activities	(4,931)	(1,146)

Net cash provided by investing activities	167,681	22,622
FINANCING ACTIVITIES:
Mortgage note principal repayments	(110,405)	(49,133)
Defeasance of mortgage note borrowings	(53,267)	—
Net proceeds from revolving line of credit borrowings	34,000	17,500
Net proceeds from term loan	80,000	—
Repayment of other secured borrowings	(25,796)	(844)
Redemption of common shares	(190,019)	(65,087)
Distributions on common stock	(32,080)	(30,913)
Proceeds from sale of common stock	68,851	66,041
Offering costs for issuance of common stock	(3,487)	(3,836)
Distributions to noncontrolling interest holders	(3,394)	(8,391)
Other financing activities	(9,260)	(7,789)

Net cash used in financing activities	(244,857)	(82,452)
NET INCREASE IN CASH AND CASH EQUIVALENTS	725	3,036
CASH AND CASH EQUIVALENTS, beginning of period	14,461	24,778
CASH AND CASH EQUIVALENTS, end of period	$15,186	$27,814

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$34,486	$43,299
Supplemental Disclosure of Noncash Investing and Financing Activities:
Common stock issued pursuant to the distribution reinvestment plan	$16,090	$15,578
Issuances of OP Units for beneficial interests	$7,324	$—
Assumed mortgage	$11,869	$—
Non-cash investment in real property	$11,869	$12,232
Non-cash principal collection on debt related investments*	$11,228	$7,125
Non-cash disposition of real property*	$128,008	$94,011
Non-cash repayment of mortgage note and other secured borrowings*	$139,236	$101,807

*
Represents the amount of sales proceeds and debt repayments from the disposition of real property or the repayment of borrowings that we did not receive or pay in cash, primarily due to the repayment or assumption of related borrowings by the purchaser or borrower at closing.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(Unaudited)

1. ORGANIZATION

        Dividend Capital Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments. As used herein, "the Company," "we," "our" and "us" refer to Dividend Capital Diversified Property Fund Inc. and its consolidated subsidiaries and partnerships except where the context otherwise requires.

        We operate in such a manner so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes, and we utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (our "Operating Partnership").

        We are the sole general partner of our Operating Partnership. In addition, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for partnership units ("OP Units") representing our interest as a limited partner of the Operating Partnership. As of September 30, 2015 and December 31, 2014, we owned approximately 92.5% and 93.6%, respectively, of the limited partnership interests in our Operating Partnership, and the remaining limited partnership interests in our Operating Partnership were owned by third-party investors. Our Operating Partnership has classes of OP Units that correspond to our four classes of common stock: Class E OP Units, Class A OP Units, Class W OP Units, and Class I OP Units. As of September 30, 2015 and December 31, 2014, our Operating Partnership had issued and outstanding approximately 12.9 million and 12.1 million Class E OP Units held by third party investors, respectively, which represent limited partnership interests issued in connection with its private placement offerings. As of September 30, 2015 and December 31, 2014, such Class E OP Units had a maximum approximate redemption value of $95.4 million and $87.0 million, respectively, based on the most recent selling price of our common stock pursuant to our primary offering. Furthermore, during the nine months ended September 30, 2015, we exercised our option to acquire, at fair value, previously sold fractional interests in a retail property in the Jacksonville, FL market for a combination of (i) approximately 1.0 million Class E OP Units issued at a price of $7.18 per OP Unit, representing approximately $7.3 million of the aggregate purchase price and (ii) approximately $783,000 in cash. The result of this activity was a net decrease in our financing obligations of approximately $17.9 million and a net increase in our noncontrolling interests of $16.2 million.

        Dividend Capital Total Advisors LLC (our "Advisor"), a related party, manages our day-to-day activities under the terms and conditions of an advisory agreement (as amended from time to time, the "Advisory Agreement"). Our Advisor and its affiliates receive various forms of compensation, reimbursements and fees for services relating to the investment and management of our real estate assets.

        On July 12, 2012, the Securities and Exchange Commission (the "Commission") declared effective our Registration Statement on Form S-11 (Registration Number 333-175989) (as amended, the "Prior Registration Statement"). The Prior Registration Statement applied to the offer and sale (the "Prior Offering") of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares were expected to be offered to the public in a primary offering and $750,000,000 of shares were expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In the Prior Offering, we offered to

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

1. ORGANIZATION (Continued)

the public three classes of shares: Class A shares, Class W shares and Class I shares with net asset value ("NAV") based pricing. On September 15, 2015, we terminated the Prior Offering. Through September 15, 2015, the date our Prior Offering terminated, we had raised gross proceeds of approximately $183.1 million from the sale of approximately 25.8 million shares in the Prior Offering, including approximately $3.4 million through our distribution reinvestment plan.

        On September 16, 2015, the Commission declared effective our Registration Statement on Form S-11 (Registration Number 333-197767) (the "Follow-On Registration Statement"). The Follow-On Registration Statement applies to the Company's follow-on "best efforts" offering of up to $1,000,000,000 of the Company's Class A, Class I and Class W shares of common stock, of which $750,000,000 of shares are expected to be offered to the public in a primary offering and $250,000,000 of shares are expected to be offered to stockholders of the Company pursuant to its distribution reinvestment plan (subject to the Company's right to reallocate such amounts) (the "Follow-On Offering"). As of September 30, 2015, we had raised gross proceeds of approximately $389,000 from the sale of approximately 52,000 shares in the Follow-On Offering.

        During the nine months ended September 30, 2015, we raised aggregate gross proceeds of approximately $87.1 million from the sale of approximately 11.9 million shares, including approximately $16.1 million raised through our distribution reinvestment plans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

        The accompanying interim condensed consolidated financial statements (herein referred to as "financial statements," "balance sheets," "statements of operations," "statements of comprehensive income and loss," "statement of equity," or "statements of cash flows") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and with the Securities and Exchange Commission (the "Commission") instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial statements. Accordingly, these financial statements do not include all the information and disclosure required by GAAP for complete financial statements. In the opinion of management, the accompanying financial statements include all adjustments and eliminations, consisting only of normal recurring items necessary for their fair presentation in conformity with GAAP. Interim results are not necessarily indicative of operating results for a full year. The unaudited information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited financial statements and notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on March 3, 2015. There have been no significant changes to the Company's significant accounting policies during the nine months ended September 30, 2015 other than the updates described below.

Reclassifications

        Certain amounts included in the accompanying financial statements for 2014 have been reclassified to conform to the 2015 financial statements presentation with no effect on previously reported net income (loss) or equity. We reclassified approximately $157,000 and $496,000 in third-party payments

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

related to efforts to acquire real properties that were not ultimately completed ("terminated acquisition costs") incurred during the three and nine months ended September 30, 2014, respectively, from "general and administrative expenses" into "acquisition-related expenses". We have also reclassified approximately $181,000 in terminated acquisition costs incurred during the six months ended June 30, 2015, from general and administrative expenses into acquisition related expenses.

        Statements of operations amounts for properties disposed of or classified as held for sale as of December 31, 2013, have been reclassified to discontinued operations for all periods presented during 2014. Amounts in our segment disclosures in Note 11 reflect the reclassification of amounts related to properties that have been disposed of or classified as held for sale as of December 31, 2013.

New Accounting Pronouncements

        In September 2015, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2015-16 ("ASU 2015-16"), which simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. The guidance eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. Instead, the guidance requires that an acquirer recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance will be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015. The guidance should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on our financial statements.

        The FASB issued Accounting Standards Update 2015-15 ("ASU 2015-15") and Accounting Standards Update 2015-03 ("ASU 2015-03") in August 2015 and April 2015, respectively, which simplify the presentation of debt issuance costs and clarify the guidance for presenting and measuring debt issuance costs related to line-of-credit arrangements. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-15 permits an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The recognition and measurement guidance for debt issuance costs is not affected by the guidance. Both ASU 2015-03 and ASU 2015-15 are effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015 and will require retrospective application. Early adoption is permitted for financial statements that have not been previously issued. We do not anticipate the adoption will have a significant impact on our financial statements.

        In June 2015, the FASB issued Accounting Standards Update 2015-10 ("ASU 2015-10"), which (i) made technical corrections and improvements to ASC Topic 815, Derivatives and Hedging ("ASC Topic 815"), which became effective upon the issuance of ASU 2015-10, and (ii) made technical

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

corrections and improvements to ASC Topic 820, Fair Value Measurement and Disclosures ("ASC Topic 820"), which is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015, with early adoption permitted, including adoption in an interim period. We do not anticipate the adoption will have a significant impact on our financial statements.

        In May 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), which provides new guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, this guidance expands related disclosure requirements. The new guidance specifically excludes revenue associated with lease contracts. In June 2015, the FASB agreed to defer the effective date of this guidance for a year from the original effective date outlined in ASU 2014-09, and as a result, the guidance will be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017 and will require full or modified retrospective application. Early adoption is permitted for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. We do not anticipate the adoption will have a significant impact on our financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

3. INVESTMENTS IN REAL PROPERTY

        Currently, our consolidated investments in real property consist of investments in office, industrial and retail properties. The following tables summarize our consolidated investments in real property as of September 30, 2015 and December 31, 2014 (amounts in thousands):

Real Property	Land	Building and Improvements	Intangible Lease Assets	Total Investment Amount	Intangible Lease Liabilities	Net Investment Amount
As of September 30, 2015:
Office	$204,700	$815,933	$308,614	$1,329,247	$(18,414)	$1,310,833
Industrial	9,572	65,153	16,436	91,161	(344)	90,817
Retail	252,310	502,817	95,211	850,338	(68,398)	781,940

Total gross book value	466,582	1,383,903	420,261	2,270,746	(87,156)	2,183,590
Accumulated depreciation/amortization	—	(193,467)	(295,928)	(489,395)	28,507	(460,888)

Total net book value	$466,582	$1,190,436	$124,333	$1,781,351	$(58,649)	$1,722,702

As of December 31, 2014:
Office(1)	$238,505	$818,659	$359,057	$1,416,221	$(21,535)	$1,394,686
Industrial	25,502	193,878	48,421	267,801	(41,011)	226,790
Retail	237,605	464,479	86,820	788,904	(62,292)	726,612

Total gross book value	501,612	1,477,016	494,298	2,472,926	(124,838)	2,348,088
Accumulated depreciation/amortization	—	(204,165)	(319,081)	(523,246)	38,595	(484,651)

Total net book value	$501,612	$1,272,851	$175,217	$1,949,680	$(86,243)	$1,863,437

(1)
Includes $4.1 million in land, $19.3 million in building and improvements, and $7.0 million in intangible lease assets before accumulated depreciation of $10.2 million, related to an office property classified as held for sale in the accompanying balance sheet as of December 31, 2014.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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3. INVESTMENTS IN REAL PROPERTY (Continued)

Acquisitions

        The following table summarizes our acquisitions of real properties during the nine months ended September 30, 2015 (dollar amounts and square footage in thousands):

Real Property	Property Type	Market	Number of Properties	Date of Acquisition	Acquired Ownership	Contract Price	Net Rentable Square Feet	Percent Leased
Venture Corporate Center	Office	South Florida	1	August 6, 2015	100%	$45,750	253	97%
Shenandoah	Retail	South Florida	1	August 6, 2015	100%	32,670	124	100%
City View	Office	Austin, TX	1	April 24, 2015	100%	68,750	274	99%
South Cape	Retail	Greater Boston(1)	1	March 18, 2015	100%	35,450	143	92%
Rialto	Office	Austin, TX	1	January 15, 2015	100%	37,300	155	94%

Total 2015 real property acquisitions			5			$219,920	949	97%

(1)
Our Greater Boston market comprises the greater metro area around Boston, MA. As of September 30, 2015, properties in our Greater Boston market are located in the following states: Massachusetts, Connecticut, New Hampshire, and Rhode Island.

        The following table summarizes the allocations of the fair value of the real properties we acquired during the nine months ended September 30, 2015 to land, building and improvements, intangible lease assets, intangible lease liabilities, and mark-to-market adjustment on assumed debt (dollar amounts in thousands). We have not made any material adjustments related to these allocations.

									Weighted-average Amortization Period (Years)
					Mark-to-Market Adjustment on Assumed Debt
Real Property	Land	Building and Improvements	Intangible Lease Assets	Intangible Lease Liabilities		Total Fair Value	Prorations and Credits	Contract Price	Intangible Lease Assets	Intangible Lease Liabilities
Venture Corporate Center	$12,047	$22,183	$11,968	$(798)	$—	$45,400	$350	$45,750	6.3	6.1
Shenandoah	10,501	22,959	4,438	(4,294)	(934)	32,670	—	32,670	13.0	18.9
City View	4,606	55,868	9,382	(1,543)	—	68,313	437	68,750	4.5	3.9
South Cape	9,936	22,877	4,675	(2,038)	—	35,450	—	35,450	7.9	23.8
Rialto	5,094	26,740	5,751	(447)	—	37,138	162	37,300	5.2	2.7

Total 2015 real property acquisitions	$42,184	$150,627	$36,214	$(9,120)	$(934)	$218,971	$949	$219,920	6.7	15.6

        For the three and nine months ended September 30, 2015, our consolidated statements of operations include aggregate revenue and net operating income ("NOI") attributable to the real

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3. INVESTMENTS IN REAL PROPERTY (Continued)

properties acquired during the nine months ended September 30, 2015 as shown in the table below (amounts in thousands):

	For the Three Months Ended September 30, 2015		For the Nine Months Ended September 30, 2015
	Revenue	NOI(1)	Revenue	NOI(1)
Real Property
Venture Corporate Center	$1,123	$726	$1,123	$726
Shenandoah	458	342	458	342
City View	2,136	1,355	3,684	2,383
South Cape	882	684	1,931	1,496
Rialto	1,168	654	3,236	1,908

Total	$5,767	$3,761	$10,432	$6,855

(1)
For a discussion as to why we view NOI to be an appropriate supplemental performance measure and a reconciliation to GAAP net income, refer to Note 11.

Dispositions

        On March 11, 2015, we completed the sale of a portfolio of twelve wholly owned office and industrial properties comprising approximately 2.7 million net rentable square feet (the "Portfolio") to an unrelated third party, for a gross sales price of approximately $398.6 million. We incurred closing costs and fees of approximately $7.8 million upon the closing of this transaction, including approximately $4.0 million in advisory fees related to the disposition of real property paid to our Advisor. See Note 5 for information regarding financing related to the disposition of the Portfolio.

        During the nine months ended September 30, 2015, we disposed of the following properties (dollar amounts and square footage in thousands):

Property Type	Market	Ownership	Net Rentable Square Feet	Percentage Leased	Disposition Date	Contract Sales Price	Gain on Sale
Land Parcel	Denver, CO	100%	N/A	N/A	August 12, 2015	$7,577	$1,701
Office	Los Angeles, CA	100%	111	0%	July 20, 2015	12,549	2,866
Retail	Pittsburgh, PA	100%	103	93%	May 5, 2015	12,500	—
Office and Industrial Portfolio(1)	Various(1)	100%	2,669	100%	March 11, 2015	398,635	105,542
Office	Dallas, TX	100%	177	88%	January 16, 2015	46,600	23,125

Total 2015 real property dispositions			3,060	95%		$477,861	$133,234

(1)
The Portfolio includes (i) six office properties comprising 1.1 million net rentable square feet located in the following markets: Los Angeles, CA (three properties, of which one disposed property was a single building from a two-building office property), Northern New Jersey, Miami, FL, and Dallas, TX, and (ii) six industrial properties comprising 1.6 million net rentable square feet located in the following markets: Los Angeles, CA, Dallas, TX, Cleveland, OH, Chicago, IL, Houston, TX, and Denver, CO.

        For the nine months ended September 30, 2015, our consolidated statements of operations include approximately $6.2 million of aggregate revenue and approximately $6.1 million of NOI attributable to

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3. INVESTMENTS IN REAL PROPERTY (Continued)

the Portfolio. For the three and nine months ended September 30, 2014, our consolidated statements of operations include approximately $8.5 million and $25.4 million of aggregate revenue, respectively, and approximately $8.4 million and $25.0 million of NOI, respectively, attributable to the Portfolio.

Assets Held for Sale

        We did not have any assets or related liabilities classified as held for sale as of September 30, 2015. As of December 31, 2014, we had agreed to dispose of an office property to an unrelated third party. Accordingly, the assets and liabilities related to this property were classified as held for sale in the accompanying balance sheet as of December 31, 2014. We sold the property on January 16, 2015. The following table summarizes the carrying amounts of the major classes of assets and liabilities classified as held for sale as of December 31, 2014 (amounts in thousands):

As of December 31, 2014
Land	$4,075
Building and improvements	19,337
Intangible lease assets	7,005
Accumulated depreciation	(10,163)
Other assets, net	1,673

Assets held for sale	$21,927

Other liabilities	1,880

Liabilities related to assets held for sale	$1,880

Real Property Impairment

        During the nine months ended September 30, 2015, we recorded approximately $1.6 million of impairment charges related to a wholly owned retail property that we acquired in May 2007 in the Pittsburgh, PA market, which was disposed of in May 2015. Prior to the disposition, the net book value of this retail property exceeded the contract sales price less the cost to sell by approximately $1.6 million. Accordingly, we recorded an impairment to reduce the net book value of the property to our estimate of its fair value less the cost to sell.

        In addition, during the three months ended September 30, 2015, we recorded a $6.5 million impairment charge related to a consolidated office property located in the Chicago, IL market, which we acquired in February 2007 and we hold through a joint venture in which we are not the managing partner. We have an 80% ownership interest in the office property. As of September 30, 2015, the net book value of this office property exceeded our estimate of the fair value of the property less the cost to sell by $6.5 million. Accordingly, we recorded an impairment charge to reduce the net book value of the property to our estimate of its fair value less the cost to sell.

        In the calculation of our NAV, our real estate assets are carried at fair value using valuation methodologies consistent with ASC Topic 820, Fair Value Measurements and Disclosures. As a result, the

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3. INVESTMENTS IN REAL PROPERTY (Continued)

timing of valuation changes recorded in our NAV will not necessarily be the same as for impairment charges recorded to our financial statements prepared pursuant to GAAP.

Discontinued Operations

        We present the results of operations and the respective aggregate net gains (losses), of (i) any property or group of properties that were disposed or classified as held for sale as of December 31, 2013 when the operations and cash flows have been (or will be) eliminated from our ongoing operations and we will not have any significant continuing involvement, and (ii) any property or group of properties, the disposal of which would represent a strategic shift that has (or will have) a major effect on our operations and financial results, when such property (or group of properties) have been disposed of or classified as held for sale, as discontinued operations in our accompanying statements of operations. Interest expense is included in discontinued operations only if it is directly attributable to these operations or properties. Discontinued operations for the three and nine months ended September 30, 2014 include the results of operations and net gain on the disposition of 12 properties classified as held for sale as of December 31, 2013. Properties sold or classified as held for sale after December 31, 2013 are not classified as discontinued operations unless the sale or classification as held for sale meets the new accounting requirements pursuant to Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, issued by the FASB in April 2014. We did not have any discontinued operations for the three and nine months ended September 30, 2015. Certain negligible amounts recorded as discontinued operations for the three months ended September 30, 2014 are not presented in the table below. The following table summarizes amounts recorded as discontinued operations for the nine months ended September 30, 2014 (amounts in thousands):

For the Nine Months Ended September 30, 2014
Revenues	$969
Rental expense	(340)
Interest expense	(296)
Other expenses	(7)

Income from discontinued operations	326

Gain on disposition	29,679

Discontinued operations	30,005

Discontinued operations attributable to noncontrolling interests	(4,462)

Discontinued operations attributable to common stockholders	$25,543

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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3. INVESTMENTS IN REAL PROPERTY (Continued)

        We did not record any capital expenditures related to our discontinued operations during the three or nine months ended September 30, 2014. We did not record any significant operating or investing noncash items related to our discontinued operations during the three months ended September 30, 2014. The following table summarizes significant operating and investing noncash items related to our discontinued operations for the nine months ended September 30, 2014 (amounts in thousands):

For the Nine Months Ended September 30, 2014
Noncash items:
Straight-line rent adjustments	$(41)
Non-cash disposition of real property	80,361

Rental Revenue

        The following table summarizes the adjustments to rental revenue related to the amortization of above-market lease assets, below-market lease liabilities, and straight-line rental adjustments for the three and nine months ended September 30, 2015 and 2014. In addition, the following table summarizes tenant recovery income received from tenants for real estate taxes, insurance and other property operating expenses and recognized as rental revenue (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Straight-line rent adjustments	$(286)	$1,150	$(684)	$2,939
Above-market lease assets	(1,307)	(1,673)	(3,923)	(5,110)
Below-market lease liabilities	1,437	1,797	4,539	5,190

Total (decrease) increase to rental revenue	$(156)	$1,274	$(68)	$3,019

Tenant recovery income(1)	$9,293	$7,862	$28,031	$23,745

(1)
Tenant recovery income presented in this table excludes real estate taxes that were paid directly by our tenants that are subject to triple net lease contracts. Such payments totaled approximately $1.4 million and $3.1 million during the three months ended September 30, 2015 and 2014, respectively, and approximately $5.5 million and $9.3 million during the nine months ended September 30, 2015 and 2014, respectively.

Concentration of Credit Risk

        Concentration of credit risk with respect to our sources of revenue currently exists due to a small number of tenants whose rental payments to us make up a relatively high percentage of our rental

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3. INVESTMENTS IN REAL PROPERTY (Continued)

revenue. The following is a summary of amounts related to the top five tenants based on annualized base rent, as of September 30, 2015 (dollar amounts and square feet in thousands):

Tenant	Locations	Industry	Annualized Base Rent(1)	% of Total Annualized Base Rent	Square Feet	% of Total Portfolio Square Feet
Charles Schwab & Co., Inc.	1	Securities, Commodities, Fin. Inv./Rel. Activities	$23,223	13.2%	594	6.9%
Sybase	1	Publishing Information (except Internet)	17,971	10.2%	405	4.7%
Northrop Grumman	1	Professional, Scientific and Technical Services	15,901	9.1%	575	6.6%
Stop & Shop	16	Food and Beverage Stores	14,983	8.5%	911	10.5%
Novo Nordisk	1	Chemical Manufacturing	4,536	2.6%	167	1.9%

	20		$76,614	43.6%	2,652	30.6%

(1)
Annualized base rent represents the annualized monthly base rent of executed leases as of September 30, 2015.

        Rental revenue from our lease with Charles Schwab & Co., Inc., as master tenant of one of our office properties, represented approximately $19.6 million, or 11.6%, of our total revenue for the nine months ended September 30, 2015. Our properties in Massachusetts, New Jersey, California, and Texas accounted for approximately 19%, 17%, 14%, and 11% respectively, of our total gross investment in real property portfolio as of September 30, 2015. A deterioration of general economic or other relevant conditions, changes in governmental laws and regulations, acts of nature, demographics or other factors in any of those states or the geographical region in which they are located could result in the loss of tenants, a decrease in the demand for our properties and a decrease in our revenues from those markets, which in turn may have a disproportionate and material adverse effect on our results of operations and financial condition.

Termination of Purchase Option

        As discussed in Item 1A and Item 2 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on March 3, 2015, "Harborside," an office property located in Northern New Jersey, was subject to a purchase option held by a third party with an exercise price that we estimated to be approximately $239.4 million and an exercise date in May 2016. On August 5, 2015, we paid the option holder approximately $12.0 million to terminate the option. Such payment is included within capital expenditures in real property in the accompanying consolidated statements of cash flows. As a result, the option is no longer outstanding.

4. DEBT RELATED INVESTMENTS

        As of September 30, 2015 and December 31, 2014, we had invested in five and 11 debt related investments, respectively. The weighted average maturity of our debt related investments structured as

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4. DEBT RELATED INVESTMENTS (Continued)

mortgage notes as of September 30, 2015 was 2.9 years, based on our recorded net investments. The following table describes our debt related income for the three and nine months ended September 30, 2015 and 2014 (dollar amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		Weighted Average Yield as of September 30, 2015(1)
Investment Type	2015	2014	2015	2014
Mortgage notes(2)	$666	$1,058	$3,808	$3,469	5.8%
Mezzanine debt(3)	141	740	1,786	2,102	N/A

Total	$807	$1,798	$5,594	$5,571	5.8%

(1)
Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of September 30, 2015. As of September 30, 2015, all of our debt related investments bear interest at fixed rates.

(2)
Four and three of our debt related investments structured as mortgage notes were repaid in full during the nine months ended September 30, 2015 and 2014, respectively. During the three and nine months ended September 30, 2015 and 2014, amounts recorded include early repayment fees received and accelerated amortization of origination fees offset by accelerated amortization of deferred due diligence costs related to certain of these repayments.

(3)
Our debt related investment structured as a mezzanine loan was repaid in full during the three months ended September 30, 2015. During the three and nine months ended September 30, 2015, amounts recorded were offset by accelerated amortization of deferred due diligence costs.

Repayments

        During the nine months ended September 30, 2015, we received full repayments of four debt related investments structured as mortgage notes and a debt related investment structured as a mezzanine loan. We received cash proceeds from the repayments of approximately $59.9 million, which comprised principal repayments of $69.8 million (including accrued interest of approximately $6.4 million on our mezzanine debt investment) and early repayment fees of $1.3 million, partially offset by the repayments of borrowings secured by these and other debt related investments of approximately $11.2 million.

Impairment

        We review each of our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according

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(Unaudited)

4. DEBT RELATED INVESTMENTS (Continued)

to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment's effective interest rate. As a practical expedient, we may measure impairment based on the fair value of the collateral of an impaired collateral-dependent debt related investment. Regardless of the measurement method, we measure impairment based on the fair value of the collateral when it is determined that foreclosure is probable.

        As of December 31, 2014, we had one impaired debt related investment that was a subordinate debt related investment. As of December 31, 2014, we had a gross recorded investment in the impaired debt related investment of $3.0 million, with a related allowance for loan loss of $3.0 million. Based on our review during the nine months ended September 30, 2015, we determined that the impaired debt related investment did not have any value and therefore we recorded a direct write-off of the allowance for loan loss of $3.0 million. We did not record any current period provision for loan loss or recoveries of amounts previously charged off during the three and nine months ended September 30, 2015. As of September 30, 2015 and December 31, 2014, we did not have any impaired loans for which we have not recorded an allowance for loan loss.

        As of December 31, 2014, we had one impaired debt related investment with an unpaid principal balance of approximately $3.0 million. The following table describes our recorded investment in debt related investments before allowance for loan loss, and the related allowance for loan loss as of September 30, 2015 and December 31, 2014 (amounts in thousands):

	Debt Related Investments Individually Evaluated for Impairment as of
	September 30, 2015	December 31, 2014
Debt related investments	$27,775	$97,951
Less: Allowance for loan losses	—	(3,000)

Total	$27,775	$94,951

        As of December 31, 2014, our impaired debt related investment was on non-accrual status. As of September 30, 2015, we did not have any debt related investment on non-accrual status. When a debt related investment is on non-accrual status, we record income on the investment using the cash basis of accounting. All of our debt related investments that were past due 90 days or more were on non-accrual status as of December 31, 2014.

        We did not record any interest income related to our impaired debt related investment during the three and nine months ended September 30, 2015 or 2014.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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(Unaudited)

5. DEBT OBLIGATIONS

        The following table describes our borrowings as of September 30, 2015 and December 31, 2014 (dollar amounts in thousands):

	Weighted Average Stated Interest Rate as of		Outstanding Balance as of(1)		Gross Investment Amount Securing Borrowings as of(2)
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Fixed-rate mortgages	5.9%	5.8%	$535,967	$807,994	$1,026,446	$1,625,637
Floating-rate mortgage(3)	3.2%	3.2%	7,980	8,250	16,459	16,118

Total mortgage notes	5.8%	5.8%	543,947	816,244	1,042,905	1,641,755
Repurchase facility(4)	N/A	2.8%	—	37,023	—	51,156

Total secured borrowings	5.8%	5.6%	543,947	853,267	1,042,905	1,692,911

Line of credit(5)	2.0%	2.6%	109,000	75,000	N/A	N/A
Term loans(6)	2.6%	2.7%	350,000	270,000	N/A	N/A

Total unsecured borrowings	2.4%	2.7%	459,000	345,000	N/A	N/A

Total borrowings	4.3%	4.8%	$1,002,947	$1,198,267	N/A	N/A

(1)
Amounts are presented on a GAAP basis and are net of (i) unamortized premiums to the face value of our outstanding fixed-rate mortgages of $1.9 million and $2.0 million as of September 30, 2015 and December 31, 2014, respectively, and (ii) GAAP principal amortization related to troubled debt restructurings of $2.9 million and $2.3 million as of September 30, 2015 and December 31, 2014, respectively.

(2)
"Gross Investment Amount" as used here and throughout this document represents the allocated gross basis of real property and debt related investments, after certain adjustments. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities, (ii) excludes accumulated depreciation and amortization, and (iii) includes the impact of impairments. Amounts reported for debt related investments represent our net accounting basis of the debt related investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums, and deferred charges, and (iii) allowances for loan loss.

(3)
As of September 30, 2015 and December 31, 2014, our floating rate mortgage note was subject to an interest rate spread of 3.00% over one-month LIBOR.

(4)
As of December 31, 2014, borrowings under our repurchase facility were subject to interest at a floating rate of 2.25% over one-month LIBOR. However, we had effectively fixed the interest rate of the borrowings using interest rate swaps at 2.84% for the term of the borrowings.

(5)
As of September 30, 2015 and December 31, 2014, borrowings under our line of credit were subject to interest at a floating rate of 1.40% and 1.75% over one-month LIBOR, respectively. However, as of September 30, 2015, we had effectively fixed the interest rate of approximately $33.7 million of the total of $109.0 million in borrowings using interest rate swaps at 2.84%, resulting in a weighted average interest rate on the total line of credit of 1.99%. As of December 31, 2014, we had effectively fixed the interest rate of approximately $30.0 million of the total of $75.0 million in borrowings using interest rate swaps at 3.60%, resulting in a weighted average interest rate on the total line of credit of 2.56%.

(6)
As of September 30, 2015 and December 31, 2014, borrowings under our term loans were subject to interest at weighted average floating rates of 1.52% and 1.70%, respectively, over one-month LIBOR. However, we

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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(Unaudited)

5. DEBT OBLIGATIONS (Continued)

  had effectively fixed the interest rates of the borrowings using interest rate swaps at 2.57% and 2.69% as of September 30, 2015 and December 31, 2014, respectively.

        As of September 30, 2015, nine mortgage notes were interest-only and 12 mortgage notes were fully amortizing with outstanding principal balances of approximately $273.8 million and $271.1 million, respectively. None of our mortgage notes are recourse to us.

Assumption and Defeasance of Mortgage Note

        As discussed in Note 3, we completed the sale of the Portfolio on March 11, 2015. Upon the disposition of the Portfolio, the buyer assumed approximately $128.0 million of a mortgage note borrowing, which is scheduled to mature in July 2020 and bears interest at 5.46%. In addition, we were released of our obligations on $44.8 million of the mortgage note borrowing that was not assumed by the buyer through a defeasance process. Accordingly, we incurred defeasance costs of approximately $8.6 million, which are included within gain on sale of real property in the accompanying statements of operations. Upon such defeasance, we derecognized the associated borrowing, which was assumed by an unrelated successor borrower.

Repayment of Mortgage Notes and Repurchase Facility

        During the nine months ended September 30, 2015, we repaid six mortgage note borrowings in full during the respective free-prepayment periods prior to their scheduled maturities and repaid the borrowings under our repurchase facility in full using proceeds from our term loans and our revolving credit facility. The following table describes these repayments in more detail (dollar amounts in thousands):

Debt Obligation	Repayment Date	Balance Repaid	Stated Interest Rate(1)	Contractual Maturity Date	Collateral Type	Collateral Market
Austin-Mueller Health Center	July 6, 2015	$16,946	7.50%	January 1, 2016	Office Property	Austin, TX
Preston Sherry Plaza	July 1, 2015	22,292	5.85%	September 1, 2015	Office Property	Dallas, TX
Campus Road	April 10, 2015	33,501	4.75%	July 10, 2015	Office Property	Princeton, NJ
Mansfield	April 1, 2015	8,307	6.03%	October 1, 2015	Retail Property	Greater Boston
Orleans	January 2, 2015	13,818	6.02%	July 1, 2015	Retail Property	Greater Boston
Whitman	January 2, 2015	7,316	6.02%	July 1, 2015	Retail Property	Greater Boston

Total/weighted average mortgage notes		102,180	5.81%
Repurchase facility	May 29, 2015	37,023	2.84%	May 29, 2015	Debt Related Investments	Various

Total/weighted average borrowings		$139,203	5.02%

(1)
We had effectively fixed the stated interest rates of certain of our borrowings by using interest rate swaps.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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(Unaudited)

5. DEBT OBLIGATIONS (Continued)

Recast of Credit Facility

        On January 13, 2015, we amended and restated our $620 million senior unsecured term loan and revolving line of credit (the "Old Facility") to provide for a $550 million senior unsecured term loan and revolving line of credit (the "Amended Facility") with a syndicate of 14 lenders led by Bank of America, N.A., as Administrative Agent. The Amended Facility provides us with the ability from time to time to increase the size of the Amended Facility up to a total of $900 million less the amount of any prepayments under the term loan component of the Amended Facility, subject to receipt of lender commitments and other conditions. Because many members of the lending group participated as lenders in the Old Facility, the credit agreement for the Amended Facility is an amended and restated form of the credit agreement for the Old Facility.

        The $550 million Amended Facility consists of a $400 million revolving credit facility (the "Revolving Credit Facility") and a $150 million term loan (the "$150 Million Term Loan"). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2019 and contains one 12-month extension option that we may exercise upon (i) payment of an extension fee equal to 0.15% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit agreement. The primary interest rate within the $150 Million Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The maturity date of the $150 Million Term Loan is January 31, 2018 and contains two 12-month extension options that we may exercise upon (i) payment of an extension fee equal to 0.125% of the sum of the amount outstanding under the $150 Million Term Loan at the time of each extension, and (ii) compliance with the other conditions set forth in the credit agreement.

        Borrowings under the Amended Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Amended Facility on January 13, 2015, we borrowed $280 million on the Revolving Credit Facility and $100 million on the $150 Million Term Loan. We primarily used the proceeds from the Amended Facility to repay $380 million of outstanding borrowings under the Old Facility.

        We accounted for the amendment and restatement of the Old Facility as a modification of debt, and recognized approximately $896,000 within loss on extinguishment of debt and financing commitments during the nine months ended September 30, 2015, primarily resulting from the write-off of a portion of the deferred financing costs incurred in connection with the issuance of the Old Facility.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

5. DEBT OBLIGATIONS (Continued)

Term Loan Credit Agreement

        On February 27, 2015, we entered into a $200 million seven-year term loan credit agreement (the "$200 Million Term Loan") with a syndicate of six lenders led by Wells Fargo Bank, National Association as Administrative Agent and Regions Bank as Syndication Agent. The primary interest rate within the $200 Million Term Loan is based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The maturity date of the $200 Million Term Loan is February 27, 2022 with no extension options.

        Borrowings under the $200 Million Term Loan are available for general business purposes including, but not limited to financing the acquisition of permitted investments, including commercial properties.

        As of September 30, 2015, we had outstanding borrowings of $109.0 million and $150.0 million under the Revolving Credit Facility and $150 Million Term Loan components of our Amended Facility, respectively. As of September 30, 2015, we had outstanding borrowings of $200.0 million under the $200 Million Term Loan. As of September 30, 2015, the unused portion of our Revolving Credit Facility was approximately $288.8 million, all of which was available to us. As of December 31, 2014, we had outstanding borrowings of $270.0 million and $75.0 million under the term loan and revolving credit facility components of the Old Facility, respectively, and $189.4 million was available for us to borrow due to covenant constraints under the revolving credit facility component of the Old Facility.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

5. DEBT OBLIGATIONS (Continued)

        The following table reflects our contractual debt maturities as of September 30, 2015, specifically our obligations under our mortgage notes and unsecured borrowings (dollar amounts in thousands):

	As of September 30, 2015
	Mortgage Notes		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Principal Balance	Number of Borrowings Maturing	Outstanding Principal Balance(1)	Outstanding Principal Balance(2)
2015	—	$2,823	—	$—	$2,823
2016	11	309,913	—	—	309,913
2017	6	206,659	—	—	206,659
2018	—	1,761	1	150,000	151,761
2019	—	1,868	1	109,000	110,868
2020	—	1,982	—	—	1,982
2021	1	10,825	—	—	10,825
2022	1	1,663	1	200,000	201,663
2023	—	978	—	—	978
2024	—	1,034	—	—	1,034
Thereafter	2	5,397	—	—	5,397

Total	21	$544,903	3	$459,000	$1,003,903

(1)
Unsecured borrowings presented include (i) borrowings under the $150 Million Term Loan of $150.0 million, which are scheduled to mature in 2018, subject to two one-year extension options, (ii) borrowings under the Revolving Credit Facility of $109.0 million, which are scheduled to mature in 2019, subject to a one-year extension option, and (iii) borrowings under the $200 Million Term Loan of $200.0 million, which are scheduled to mature in 2022 with no extension options.

(2)
Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include the GAAP principal amortization of our restructured mortgage note of approximately $2.9 million that does not reduce the contractual amount due of the related mortgage note as of September 30, 2015, partially offset by the mark-to-market premium on assumed debt of $1.9 million as of September 30, 2015.

6. DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

        We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding and forecasted debt obligations. We generally seek to limit the impact of interest rate changes on earnings and cash flows by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on our unsecured floating rate borrowings. While this hedging strategy is designed to minimize the impact on our net income (loss) and cash provided by operating activities from changes in interest rates, the overall returns on our investments may be reduced. Our board of

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

6. DERIVATIVES AND HEDGING ACTIVITIES (Continued)

directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes to achieve these risk management objectives.

Cash Flow Hedges of Interest Rate Risk

        Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from counterparties in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amounts. We have entered into and plan to enter into certain interest rate derivatives with the goal of mitigating our exposure to adverse fluctuations in the interest payments on our one-month LIBOR-indexed debt. Certain of our floating rate borrowings are not hedged and therefore, to an extent, we have ongoing exposure to interest rate movements.

        The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges under ASC Topic 815 is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the next 12 months, we estimate that approximately $2.6 million will be reclassified as an increase to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $1.9 million will be reclassified as an increase to interest expense related to effective forward started interest rate swaps where the hedging instrument has been terminated. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The table below presents a reconciliation of the beginning and ending balances, between December 31, 2014 and September 30, 2015, of our accumulated other comprehensive loss ("OCI"), net of amounts attributable to noncontrolling interests, related to the effective portion of our cash flow hedges as presented on our financial statements, as well as amounts related to our available-for-sale securities (amounts in thousands):

	Gains and Losses on Cash Flow Hedges	Unrealized Losses on Available-For- Sale Securities	Accumulated Other Comprehensive Loss
Beginning balance as of December 31, 2014:	$(9,069)	$(1,051)	$(10,120)
Other comprehensive income:
Amount of loss reclassified from OCI into interest expense (effective portion) (net of tax benefit of $0)	3,538	—	3,538
Change in fair value recognized in OCI (effective portion) (net of tax benefit of $0)	(8,789)	—	(8,789)

Net current-period other comprehensive income	(5,251)	—	(5,251)
Attribution of and other adjustments to OCI attributable to noncontrolling interests	384	2	386

Ending balance as of September 30, 2015:	$(13,936)	$(1,049)	$(14,985)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

6. DERIVATIVES AND HEDGING ACTIVITIES (Continued)

Fair Values of Derivative Instruments

        The table below presents the gross fair value of our derivative financial instruments as well as their classification on our accompanying balance sheets as of September 30, 2015 and December 31, 2014 (amounts in thousands):

		Fair Value of Asset Derivatives as of			Fair Value of Liability Derivatives as of
	Balance Sheet Location	September 30, 2015	December 31, 2014	Balance Sheet Location	September 30, 2015	December 31, 2014
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets, net(1)	$—	$543	Other liabilities(1)	$(6,939)	$(907)

Total derivatives		$—	$543		$(6,939)	$(907)

(1)
Although our derivative contracts are subject to master netting arrangements which serve as credit mitigants to both us and our counterparties under certain situations, we do not net our derivative fair values or any existing rights or obligations to cash collateral on the consolidated balance sheet.

        The majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy. However, the credit valuation adjustments associated with our derivative instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of potential default by us and our counterparties. As of September 30, 2015, we had assessed the significance of the impact of the credit valuation adjustments and had determined that it was not significant to the overall valuation of our derivative instruments. As a result, we have determined that our derivative valuations are classified in Level 2 of the fair value hierarchy.

Designated Derivatives

        As of September 30, 2015 and December 31, 2014, we had 12 and 11 outstanding interest rate swaps, respectively, that were designated as cash flow hedges of interest rate risk, with a total notional amount of $383.7 million and $339.2 million, respectively. In addition, as of September 30, 2015, we had (i) two interest rate swaps with a total notional amount of $100.0 million that will become effective in December 2016 and mature in January 2020 and (ii) two interest rate swaps with a total notional amount of $100.0 million that will become effective in December 2016 and mature in February 2022, all of which were designated as cash flow hedges of interest rate risk.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

6. DERIVATIVES AND HEDGING ACTIVITIES (Continued)

Non-Designated Derivatives

        Derivatives not designated as hedges are not speculative and are used to hedge our exposure to interest rate movements and other identified risks but do not meet hedge accounting requirements. As of both September 30, 2015 and December 31, 2014, we did not have any outstanding derivatives that were not designated as hedges.

Effect of Derivative Instruments on the Statements of Comprehensive Income and Loss

        The table below presents the effect of our derivative financial instruments on our accompanying financial statements for the three and nine months ended September 30, 2015 and 2014 (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Derivatives Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts	Interest rate contracts	Interest rate contracts
Amount of (loss) gain recognized in OCI (effective portion)	$(7,236)	$421	$(8,789)	$(843)
Location of loss reclassified from accumulated OCI into income (effective portion)	Interest expense	Interest expense	Interest expense	Interest expense
Amount of loss reclassified from accumulated OCI into income (effective portion)	$1,220	$739	$3,538	$2,232
Location of (loss) gain recognized in income (ineffective portion and amount excluded from effectiveness testing)	Interest and other income (expense)	Interest and other income (expense)	Interest and other income (expense)	Interest and other income (expense)
Amount of (loss) gain recognized in income (ineffective portion and amount excluded from effectiveness testing)	$(117)	$9	$(0)	$—

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

        We use the framework established in ASC Topic 820, Fair Value Measurement and Disclosures, to measure the fair value of our financial instruments as disclosed in the table below. The fair values estimated below are indicative of certain interest rate and other assumptions as of September 30, 2015 and December 31, 2014, and may not take into consideration the effects of subsequent interest rate or other assumption fluctuations, or changes in the values of underlying collateral. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate their carrying values because of the short-term nature of these instruments.

        The carrying amounts and estimated fair values of our other financial instruments as of September 30, 2015 and December 31, 2014 were as follows (amounts in thousands):

	As of September 30, 2015		As of December 31, 2014
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Investments in real estate securities	$200	$200	$200	$200
Fixed-rate debt related investments, net	27,775	28,905	69,889	71,770
Floating-rate debt related investments, net	—	—	25,062	25,157
Derivative instruments	—	—	543	543
Liabilities:
Fixed-rate mortgage notes	$535,967	$540,511	$807,994	$848,045
Floating-rate mortgage notes	7,980	7,986	8,250	8,249
Floating-rate other secured borrowings	—	—	37,023	37,023
Floating-rate unsecured borrowings	459,000	459,000	345,000	347,235
Derivative liabilities	6,939	6,939	907	907

        The methodologies used and key assumptions made to estimate fair values of the financial instruments, other than derivatives disclosed in Note 6, described in the above table are as follows:

  Debt Related Investments—The fair value of our performing debt related investments are estimated using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Credit spreads and market interest rates used to determine the fair value of these instruments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values.

  Mortgage Notes and Other Borrowings—The fair value of our mortgage notes and other borrowings are estimated using a discounted cash flow analysis, based on our estimate of market interest rates. Credit spreads relating to the underlying instruments are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market spreads of similar instruments.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

8. STOCKHOLDERS' EQUITY

Common Stock

        On August 12, 2015, we completed a self-tender offer, pursuant to which we accepted for purchase approximately 17.2 million unclassified shares of common stock, which we refer to as "Class E" shares, at a purchase price of $7.25 per share for an aggregate cost of approximately $124.4 million. The following table describes the changes in each class of common shares during the nine months ended September 30, 2015 (shares and dollar amounts in thousands):

	Class E		Class A		Class W		Class I		Total
	Shares	Amount(1)	Shares	Amount(1)	Shares	Amount(1)	Shares	Amount(1)	Shares	Amount(1)
Balances, December 31, 2014	163,068	$1,670,408	1,187	$8,518	1,117	$7,808	13,028	$90,320	178,400	$1,777,054
Issuance of common stock:
Shares sold	—	—	262	1,970	306	2,253	9,159	66,738	9,727	70,961
Distribution reinvestment plan	1,903	13,832	20	149	15	112	274	1,997	2,212	16,090
Stock-based compensation	—	—	—	—	—	—	618	972	618	972
Redemptions of common stock	(25,534)	(186,135)	(21)	(155)	(20)	(148)	(339)	(2,462)	(25,914)	(188,900)

Balances, September 30, 2015	139,437	$1,498,105	1,448	$10,482	1,418	$10,025	22,740	$157,565	165,043	$1,676,177

(1)
Dollar amounts presented in this table represent the gross amount of proceeds from the sale of common shares, or the amount paid to stockholders to redeem common shares, and do not include other costs and expenses accounted for within additional paid-in capital, such as selling commissions, dealer manager and distribution fees, offering and organizational costs, and other costs associated with our distribution reinvestment plans and share redemption programs.

9. RELATED PARTY TRANSACTIONS

        Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement. Our Advisor is considered to be a related party as certain indirect owners and employees of our Advisor serve as two of our directors and all of our executive officers. The responsibilities of our Advisor cover all facets of our business, and include the selection and underwriting of our real property and debt related investments, the negotiations for these investments, the asset management and financing of these investments and the oversight of real property dispositions.

        Dividend Capital Securities LLC, which we refer to as the "Dealer Manager," is distributing the shares of our common stock in our public offering on a "best efforts" basis. The Dealer Manager is an entity related to the Advisor and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. The Dealer Manager coordinates our distribution effort and manages our relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to marketing our public offering.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

9. RELATED PARTY TRANSACTIONS (Continued)

        On September 16, 2015, the Company entered into a Second Amended and Restated Dealer Manager Agreement (the "Second Amended Dealer Manager Agreement") with the Dealer Manager. The Dealer Manager served as dealer manager for the Prior Offering and will serve as dealer manager for the Follow-On Offering. The Second Amended Dealer Manager Agreement is an amendment and restatement of the dealer manager agreement entered into by the Company and the Dealer Manager on February 8, 2013 in connection with the Prior Offering, as amended by Amendment No. 1 dated May 31, 2013, Amendment No. 2 dated June 26, 2013 and Amendment No. 3 dated March 20, 2014. The purpose of the Second Amended Dealer Manager Agreement is to engage the Dealer Manager with respect to the Follow-On Offering. As amended, the Second Amended Dealer Manager Agreement may be made to apply to future offerings by naming them in a schedule to the agreement, with the consent of the Company and the Dealer Manager. Pursuant to the Second Amended Dealer Manager Agreement, we pay (i) selling commissions on Class A shares sold in the primary offering of up to 3.0% of the public offering price per share, (ii) a dealer manager fee which accrues daily in an amount equal to 1/365th of 0.6% of our NAV per share of Class A and Class W shares outstanding and an amount equal to 1/365th of 0.1% of our NAV per share of Class I shares outstanding on such day on a continuous basis, and (iii) a distribution fee which accrues daily in an amount equal to 1/365th of 0.5% of our NAV per Class A share outstanding on such day on a continuous basis. Subject to Financial Industry Regulatory Authority, Inc., or FINRA, limitations on underwriting compensation, we will continue to pay the dealer manager fee and distribution fee until the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange or (ii) such shares no longer being outstanding. Pursuant to the Follow-On Offering, we are offering on a continuous basis up to $1,000,000,000 of shares of our common stock, consisting of up to $750,000,000 of shares in our primary offering and up to $250,000,000 of shares pursuant to our distribution reinvestment plan.

Restricted Stock Unit Agreements

        We have entered into Restricted Stock Unit Agreements (the "Advisor RSU Agreements") with our Advisor. The purposes of the Advisor RSU Agreements are to promote an alignment of interests among our stockholders, the Advisor and the personnel of our Advisor and its affiliates, and to promote retention of the personnel of our Advisor and its affiliates. Pursuant to the terms of the Advisor RSU Agreements, we have granted approximately 441,000 restricted stock units ("Company RSUs") to the Advisor that remain unvested and unsettled as of September 30, 2015. Each Company RSU will, upon vesting, be settled in one share of our Class I common stock. The Company RSUs are subject to specified vesting and settlement provisions and, upon settlement in Class I shares of Company common stock, require offsets of advisory fees and expenses otherwise payable from the Company to the Advisor based on the NAV per Class I share on the grant date of the applicable Company RSU (the weighted average grant-date NAV per Class I share with respect to the unsettled Company RSUs is $7.06 as of September 30, 2015). As of September 30, 2015, the Advisor had approximately 76,000 shares of Class I common stock issued upon settlement of Company RSUs that remained subject to fee offset.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

9. RELATED PARTY TRANSACTIONS (Continued)

Vesting and Payment Offset

        The chart below shows the grant dates, vesting dates and Class I NAV on the grant dates of the unvested Company RSUs as of September 30, 2015 (share amounts in thousands).

Award	Grant Date	Vesting Dates	Number of Unvested Shares	Applicable Grant Date NAV per Share
Company RSU	April 7, 2014	April 15, 2016, April 15, 2017	247	$6.96
Company RSU	February 25, 2015	April 15, 2016, April 15, 2017	59	7.18
Company RSU	February 25, 2015	April 15, 2018	135	7.18

			441	$7.06

        On each vesting date, an offset amount will be calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to the Advisor under our then-current Advisory Agreement for any fees or expense reimbursements. Each offset amount will equal the number of Company RSUs vesting on such date multiplied by the grant-date NAV per Class I share. For each Company RSU, the offset amount will always be calculated based on the grant-date NAV per Class I share, even beyond the initial grant and vesting dates. At the end of each 12-month period following each vesting date, if the offset amount has not been fully realized by offsets from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement, the Advisor will promptly pay any shortfall to us.

Termination

        The Advisor RSU Agreements will automatically terminate upon termination or non-renewal of the Advisory Agreement by any party for any reason. In addition, upon a change in control of us, then either the Advisor or we may immediately terminate the Advisor RSU Agreements. Further, the Advisor may immediately terminate the Advisor RSU Agreements if we exercise certain rights under the Advisor RSU Agreements to replace the Company RSUs with another form of compensation.

        Upon termination of the Advisor RSU Agreements, the Advisor will promptly pay any unused offset amounts to us or, at the Advisor's election, return Class I shares in equal value based on the Class I NAV as of the date of termination of the Advisor RSU Agreements. In addition, upon termination of the Advisor RSU Agreements, all unvested Company RSUs will be forfeited except that, unless the Advisor RSU Agreements were terminated at the election of the Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of the Advisor, then following such forfeiture of Company RSUs, the Advisor will have the right to acquire from us the number of Class I shares equal to the number of Company RSUs forfeited, in return for a purchase price equal to such number of Class I shares multiplied by the grant-date NAV per Class I share. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the Advisor RSU Agreements, and the parties will close the transaction within 60 days following the termination of the Advisor RSU Agreements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

9. RELATED PARTY TRANSACTIONS (Continued)

Dividend Equivalent Payments

        If our board of directors declares and we pay a cash dividend on Class I shares for any period in which the Company RSUs are outstanding (regardless of whether such Company RSUs are then vested), the Advisor will be entitled to dividend equivalents with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I shares as the number of Company RSUs subject to the Advisor RSU Agreements had such Class I shares been outstanding during the same portion of such period as the Company RSUs were unpaid and outstanding. Any such dividend equivalents may be paid in cash or Class I shares, at the Advisor's election.

Summary of Fees and Other Amounts

        The following table summarizes fees and other amounts earned by our Advisor and its related parties in connection with services performed for us during the three and nine months ended September 30, 2015 and 2014 (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Advisory fees(1)	$4,225	$4,083	$13,021	$11,678
Other reimbursements paid to our Advisor(2)	2,176	1,953	6,590	5,923
Other reimbursements paid to our Dealer Manager	33	82	310	423
Advisory fees related to the disposition of real properties	201	—	4,779	1,973
Development management fee	18	3	52	107
Primary dealer fee(3)	—	1,648	2,540	2,198
Selling commissions, dealer manager, and distribution fees	102	62	271	238

Total	$6,755	$7,831	$27,563	$22,540

(1)
Amounts reported for the three months ended September 30, 2015 include approximately $283,000 in consideration of the issuance of approximately 153,000 shares of our Class I common stock to the Advisor. Such shares were issued on April 15, 2015 upon the settlement of restricted stock units issued to our Advisor on April 7, 2014 and February 25, 2015, and are recognized as advisory fees expense over a one year period as an offset to amounts otherwise payable in cash. Amounts reported for the nine months ended September 30, 2015 include approximately $786,000 in consideration of the issuance of approximately 276,000 shares of our Class I common stock to the Advisor. Such shares include (i) approximately 153,000 shares issued on April 15, 2015 upon the settlement of restricted stock units issued to our Advisor on April 7, 2014 and February 25, 2015, and (ii) 123,000 shares issued on April 15, 2014 upon the settlement of restricted stock units issued to our Advisor on April 7, 2014. Such Class I shares are recognized as advisory fees expense over a one year period as an offset to amounts otherwise payable in cash.

(2)
Other reimbursements paid to our Advisor primarily comprise salary, bonus, and overhead reimbursements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

9. RELATED PARTY TRANSACTIONS (Continued)

(3)
Amounts reported represent primary dealer fees we paid to the Dealer Manager based on the gross proceeds raised by participating broker-dealers pursuant to certain selected dealer agreements. Of the primary dealer fee earned during the nine months ended September 30, 2015, the Dealer Manager reallowed approximately $2.3 million to participating third-party broker-dealers and retained approximately $254,000. Of the primary dealer fee earned during the nine months ended September 30, 2014, the Dealer Manager reallowed approximately $2.0 million to participating third-party broker-dealers and retained approximately $220,000.

        As of September 30, 2015 and December 31, 2014, we owed approximately $2.4 million and $1.9 million to our Advisor and affiliates of our Advisor for such services and reimbursement of certain expenses, respectively. Pursuant to the Advisory Agreement, we accrue the advisory fee on a daily basis and pay our Advisor amounts due subsequent to each month-end.

10. NET INCOME (LOSS) PER COMMON SHARE

        Reconciliations of the numerator and denominator used to calculate basic net income (loss) per common share to the numerator and denominator used to calculate diluted net income (loss) per

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

10. NET INCOME (LOSS) PER COMMON SHARE (Continued)

common share for the three and nine months ended September 30, 2015 and 2014 are described in the following table (amounts in thousands, except per share information):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Numerator
(Loss) income from continuing operations	$(1,425)	$(7,519)	$130,883	$(1,713)
Loss (income) from continuing operations attributable to noncontrolling interests	1,297	475	(7,358)	57

(Loss) income from continuing operations attributable to common stockholders	(128)	(7,044)	123,525	(1,656)
Dilutive noncontrolling interests share of (loss) income from continuing operations	(10)	(500)	8,575	(128)

Numerator for diluted earnings per share—adjusted (loss) income from continuing operations	(138)	(7,544)	132,100	(1,784)

Income from discontinued operations	—	5	—	30,005
Income from discontinued operations attributable to noncontrolling interests	—	—	—	(4,462)

Income from discontinued operations attributable to common stockholders	—	5	—	25,543
Dilutive noncontrolling interests share of discontinued operations	—	—	—	1,915

Numerator for diluted earnings per share—adjusted income from discontinued operations	$—	$5	$—	$27,458

Denominator
Weighted average shares outstanding-basic	174,290	178,729	179,168	177,717
Incremental weighted average shares effect of conversion of OP units	12,989	12,693	12,852	12,888

Weighted average shares outstanding-diluted	187,279	191,422	192,020	190,605

INCOME (LOSS) PER COMMON SHARE-BASIC AND DILUTED
Net income (loss) from continuing operations	$(0.00)	$(0.04)	$0.69	$(0.01)
Net income from discontinued operations	—	0.00	—	0.14

Net income (loss)	$(0.00)	$(0.04)	$0.69	$0.13

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

11. SEGMENT INFORMATION

        We have four reportable operating segments, which include our three real property operating sectors (office, industrial, and retail) and debt related investments. We organize and analyze the operations and results of each of these segments independently, due to inherently different considerations for each segment. Such considerations include, but are not limited to, the nature and characteristics of the investment, and investment strategies and objectives. For example, the physical characteristics of our buildings, the related operating characteristics, the geographic markets, and the type of tenants are inherently different for each of our segments. The following tables set forth revenue and the components of net operating income ("NOI") of our segments for the three and nine months ended September 30, 2015 and 2014 (amounts in thousands):

	For the Three Months Ended September 30,
	Revenues		NOI
	2015	2014	2015	2014
Real property(1)
Office	$34,418	$35,439	$23,937	$26,608
Industrial	1,358	5,825	885	5,220
Retail	17,078	15,529	13,155	12,161
Debt related investments	807	1,798	807	1,798

Total	$53,661	$58,591	$38,784	$45,787

	For the Nine Months Ended September 30,
	Revenues		NOI
	2015	2014	2015	2014
Real property(1)
Office	$102,631	$103,566	$74,056	$77,863
Industrial	7,147	17,674	5,656	15,622
Retail	53,530	45,693	40,184	35,501
Debt related investments	5,594	5,571	5,594	5,571

Total	$168,902	$172,504	$125,490	$134,557

(1)
Excludes results of operations of real properties categorized as discontinued operations.

        We consider NOI to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments, and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses, advisory fees, acquisition-related expenses, interest and other income, interest expense, loss on extinguishment of debt and financing commitments, gain on the sale of real property and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it excludes such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

11. SEGMENT INFORMATION (Continued)

methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

        The following table is a reconciliation of our NOI to our reported net income (loss) attributable to common stockholders for the three and nine months ended September 30, 2015 and 2014 (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Net operating income	$38,784	$45,787	$125,490	$134,557
Real estate depreciation and amortization expense	(20,851)	(21,918)	(61,404)	(66,481)
General and administrative expenses	(2,477)	(2,581)	(8,157)	(8,187)
Advisory fees, related party	(4,225)	(4,083)	(13,021)	(11,678)
Acquisition-related expenses	(476)	(372)	(1,259)	(962)
Impairment of real estate property	(6,500)	(9,500)	(8,124)	(9,500)
Interest and other income	704	424	1,500	688
Interest expense	(10,951)	(15,276)	(36,208)	(46,549)
Loss on extinguishment of debt and financing commitments	—	—	(1,168)	(63)
Gain on sale of real property	4,567	—	133,234	6,462
Discontinued operations	—	5	—	30,005
Net loss (income) attributable to noncontrolling interests	1,297	475	(7,358)	(4,405)

Net (loss) income attributable to common stockholders	$(128)	$(7,039)	$123,525	$23,887

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2015

(Unaudited)

11. SEGMENT INFORMATION (Continued)

        The following table reflects our total assets by business segment as of September 30, 2015 and December 31, 2014 (amounts in thousands):

	As of
	September 30, 2015	December 31, 2014
Segment assets:
Net investments in real property
Office(1)	$1,018,140	$1,069,584
Industrial	61,685	207,655
Retail	701,526	652,187
Debt related investments, net	27,775	94,951

Total segment assets, net	1,809,126	2,024,377
Non-segment assets:
Cash and cash equivalents	15,186	14,461
Other non-segment assets(2)	66,508	87,368
Assets held for sale(3)	—	21,927

Total assets	$1,890,820	$2,148,133

(1)
Excludes approximately $20.3 million of net investments in real property related to an office property classified as held for sale in the accompanying balance sheet as of December 31, 2014.

(2)
Other non-segment assets primarily consist of corporate assets including restricted cash and receivables, including straight-line rent receivable.

(3)
Includes other assets and restricted cash related to properties classified as held for sale in the accompanying balance sheet as of December 31, 2014.

12. SUBSEQUENT EVENTS

        We have evaluated subsequent events for the period from September 30, 2015, the date of these financial statements, through the date these financial statements are issued, and determined that there have been no significant subsequent events. For information regarding acquisitions, dispositions, and financing transactions that occurred subsequent to September 30, 2015, see "Subsequent Events" in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Quarterly Report on Form 10-Q.